Filed Pursuant to Rule 424(b)(7)
Registration No. 333-233600

The information contained in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus do not constitute an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 3, 2019

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated September 3, 2019)

2,500,000 Shares

Common Stock

This is a public offering of shares of common stock of Addus HomeCare Corporation.

We are offering 2,000,000 shares of our common stock. The selling stockholders identified in this prospectus supplement are offering an additional 500,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Our common stock is currently listed on The Nasdaq Global Select Market under the symbol “ADUS.” The last reported sale price of our common stock on August  30, 2019 was $87.98 per share.

Investing in our common stock involves significant risks. Please read “Risk Factors” beginning on page S-13 of this prospectus supplement and in the documents incorporated by reference into this prospectus supplement. You should carefully read this entire prospectus supplement and the accompanying prospectus, including any information incorporated by reference, before investing in any shares of our common stock.

	PER SHARE	TOTAL
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

(1)	We refer you to “Underwriting” beginning on page S-38 of this prospectus supplement for additional information regarding underwriting compensation.

We and the selling stockholders have granted the underwriters an option exercisable for a period of 30 days after the date of this prospectus supplement to purchase, from time to time, in whole or in part, up to an aggregate 300,000 additional shares from us and 75,000 additional shares from the selling stockholders identified in this prospectus at the public offering price less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock is expected to be made on or about                , 2019.

Jefferies	RBC Capital Markets	Raymond James

Baird	Oppenheimer & Co.	Stephens Inc.

William Blair	BMO Capital Markets	Sidoti

Prospectus Supplement dated                , 2019.

PROSPECTUS

S-i

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and in any free writing prospectus that we and the selling stockholders have authorized for use in connection with this offering. Neither we, nor the selling stockholders nor any of the underwriters have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

Neither we, nor the selling stockholders, nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in the accompanying prospectus and any free writing prospectus that we have authorized for use in connection with this offering is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the section of the prospectus supplement entitled “Incorporation of Certain Information by Reference” and in the sections of the accompanying prospectus entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus form part of an automatic registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the “SEC”, using a “shelf” registration process. This document contains two parts. The first part consists of this prospectus supplement, which provides you with specific information about this offering. The second part, the accompanying prospectus, provides more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. This prospectus supplement and the accompanying prospectus are part of an automatic shelf registration statement that we filed with the SEC, as a “well-known seasoned issuer” as defined under Rule 405 under the Securities Act of 1933, as amended, or Securities Act.

This prospectus supplement may add, update or change information contained in the accompanying prospectus. To the extent that any statement we make in this prospectus supplement is inconsistent with statements made in the accompanying prospectus or any documents dated prior to the date of this prospectus supplement and incorporated by reference herein or therein, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying prospectus and such documents incorporated by reference herein and therein.

This prospectus supplement and the accompanying prospectus are an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The distribution of this prospectus supplement, the accompanying prospectus and any free writing prospectus that we have authorized for use in connection with this offering and the offering of our common stock in certain jurisdictions may be restricted by law. If you possess this prospectus supplement, the accompanying prospectus or any free writing prospectus that we have authorized for use in connection with this offering, you should find out about and observe these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

You should not consider any information in this prospectus supplement or the accompanying prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the common stock. Neither we, the selling stockholders, nor the underwriters are making any representation to you regarding the legality of an investment in the common stock by you under applicable investment or similar laws.

In this prospectus supplement, “Addus,” the “Company,” “we,” “us,” and “our” and similar terms refer to Addus HomeCare Corporation and its consolidated subsidiaries, unless the context indicates otherwise. References to our “common stock” refer to the common stock of Addus HomeCare Corporation.

All references in this prospectus supplement to our financial statements include, unless the context indicates otherwise, the related notes. The industry and market data and other statistical information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference are based on management’s own estimates, independent publications, government publications, reports by market research firms or other published independent sources, and, in each case, are believed by management to be reasonable estimates. Although we believe these sources are reliable, we have not independently verified the information. We note that our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the risk factors contained and incorporated by reference herein.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “will,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, changes in operational and reimbursement processes and payment structures at the state or federal levels; changes in Medicaid, Medicare, other government program and managed care organizations policies and payment rates; changes in, or our failure to comply with existing, federal and state laws or regulations or our failure to comply with new government laws or regulations on a timely basis; competition in the healthcare industry; the geographical concentration of our operations; changes in the case mix of consumers and payment methodologies; operational changes resulting from the assumption by managed care organizations of responsibility for managing and paying for our services to consumers; the nature and success of future financial and/or delivery system reforms; changes in estimates and judgments associated with critical accounting policies; our ability to maintain or establish new referral sources; our ability to renew significant agreements or groups of agreements; our ability to attract and retain qualified personnel; federal, city and state minimum wage pressure, including any failure of Illinois or any other governmental entity to enact a minimum wage offset and/or the timing of any such enactment; changes in payments and covered services due to the overall economic conditions and deficit spending by federal and state governments; cost containment initiatives undertaken by state and other third-party payors; our ability to access financing through the capital and credit markets; our ability to meet debt service requirements and comply with covenants in debt agreements; business disruptions due to natural disasters or acts of terrorism; our ability to integrate and manage our information systems; our expectations regarding the size and growth of the market for our services; the acceptance of privatized social services; our expectations regarding changes in reimbursement rates; eligibility standards and limits on services imposed by state governmental agencies; the potential for litigation; discretionary determinations by government officials; our ability to successfully implement our business model to grow our business; our ability to continue identifying, pursuing, consummating and integrating acquisition opportunities, including Hospice Partners (defined below), and expand into new geographic markets; the impact of acquisitions and dispositions on our business; the effectiveness, quality and cost of our services; our ability to successfully execute our growth strategy; changes in tax rates; the impact of inclement weather or natural disasters; and various other matters, many of which are beyond our control, and other risk factors detailed from time to time in our filings with the SEC. In addition, the factors described under the section captioned “Risk Factors” in this prospectus supplement, as may be updated from time to time by our future filings under the Exchange Act, and elsewhere in the documents incorporated by reference in this prospectus supplement, may result in these differences. You should carefully review all of these factors. These forward-looking statements were based on information, plans and estimates at the date of this prospectus supplement or other document containing the forward-looking statement, and we assume no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes, except as may be required by law.

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TRADEMARKS

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. In addition, our name, logo and website name and address are our service marks or trademarks. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to or incorporated by reference in this prospectus supplement may be listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to these trademarks, service marks, trade names and copyrights. This prospectus supplement may also include trademarks, service marks or trade names of other companies. Each trademark, trade name or service mark by any other company appearing in this prospectus supplement, including those documents incorporated by reference belongs to its holder.

S-v

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement and the accompanying prospectus and in the documents we incorporate by reference. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, especially the risks of investing in our common stock discussed under ‘‘Risk Factors’’ beginning on page S-13 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2018 incorporated by reference in this prospectus supplement, along with our consolidated financial statements and notes to those consolidated financial statements and the other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Company Overview

We are a home care services provider operating in three segments: personal care, hospice, and home health. Our services are principally provided in-home under agreements with federal, state and local government agencies, managed care organizations, commercial insurers and private individuals. Our consumers are predominantly “dual eligible,” meaning they are eligible to receive both Medicare and Medicaid benefits. Managed care revenues accounted for 36.8% and 33.3% of our revenue during the three months ended June 30, 2019 and 2018, respectively. As of June 30, 2019, we provided our services in 24 states through 165 offices. For the six months ended June 30, 2019 and 2018, we served approximately 50,000 and 48,000 discrete individuals, respectively. Our personal care segment also includes staffing services, with clients including assisted living facilities, nursing homes and hospice facilities. For fiscal 2018, we generated revenue, net income and adjusted EBITDA of approximately $518.1 million, $17.5 million and $43.9 million, respectively, and for the six months ended June 30, 2019, we generated revenue, net income and adjusted EBITDA of approximately $288.9 million, $10.4 million and $23.6 million, respectively. See below under “Summary Historical Consolidated Financial Information—Non-GAAP Measures” for a reconciliation of adjusted EBITDA to net income, the most comparable measure calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), and for information regarding why we believe adjusted EBITDA provides useful information to investors.

We operate three reportable segments:

Personal Care

We are a leading provider in the large and highly fragmented personal care industry, which is undergoing transformational change. Our personal care segment provides non-medical assistance with activities of daily living, primarily to persons who are at increased risk of hospitalization or institutionalization, such as the elderly, chronically ill or disabled. The services we provide include assistance with bathing, grooming, oral care, assistance with feeding and dressing, medication reminders, meal planning and preparation, housekeeping and transportation services. Many consumers need such services on a long-term basis to address chronic or acute conditions. Each payor client establishes its own eligibility standards, determines the type, amount, duration and scope of services, and establishes the applicable reimbursement rate in accordance with applicable law, regulations or contracts.

Hospice

Our hospice segment provides physical, emotional and spiritual care for people who are terminally ill as well as for their families. The hospice services we provide include palliative nursing care, social work, spiritual counseling, homemaker services and bereavement counseling. Generally, patients receiving hospice services have a life expectancy of six months or less.

Home Health

Our home health segment provides services that are primarily medical in nature to individuals who may require assistance during an illness or after surgery and include skilled nursing and physical, occupational and speech therapy. We generally provide home health services on a short-term, intermittent or episodic basis to individuals, typically to assist patients recovering from an illness or injury.

Recent Developments

Potential Acquisition of Hospice Partners of America, LLC

On August 25, 2019, we entered into a definitive equity purchase agreement (the “Purchase Agreement”) to acquire Hospice Partners of America, LLC (“Hospice Partners”), a multi-state provider of hospice services, for a purchase price of approximately $130.0 million, payable in full in cash at the closing, subject to customary adjustments for working capital and other items (the “Acquisition”). Based in Birmingham, Alabama, Hospice Partners provides hospice services through 21 locations in 6 states: Texas, Virginia, Oregon, Idaho, Kansas and Missouri. Hospice Partners also launched a palliative care program in Texas in 2018. Hospice Partners serves a daily census of approximately 1,000 hospice patients and has experienced growth through both acquisitions and from 7 de novo locations across four regions. Based on various financial metrics considered by us in assessing an acquisition in the hospice sector, including revenue and adjusted EBITDA, and taking into account the tax benefits of the transaction, management believes that the Hospice Partners purchase price in comparison to such metrics is within the range of recent acquisitions by other buyers in the hospice sector.

The Acquisition is expected to close on or about October 1, 2019, subject to customary closing conditions. There can be no assurance that the Acquisition will close, or if it does, when the closing will occur. With our purchase of Hospice Partners, we would significantly expand our hospice segment.

Under the terms of the Purchase Agreement, it is not a condition to the closing that this offering be completed, and there is not otherwise any financing condition or similar provision with respect to our closing obligations under the Purchase Agreement. In addition, we expect to consummate this offering whether or not we proceed with this Acquisition. We anticipate using some of the net proceeds from this offering, as well as funds from our amended and restated credit facility (the “credit facility”), to fund the purchase price for the Acquisition.

Based on financial information provided to us by Hospice Partners, as reflected in its audited financials for the year ended December 31, 2018, net service revenues of Hospice Partners were $49.7 million, operating income was $2.6 million, and net income was $2.4 million. Hospice Partners’ average daily census for 2018 was 865 and its daily census currently is approximately 1,000, which is reflected in higher revenue and improved profitability for the six months ended June 30, 2019 compared to 2018 financial results. The foregoing information with respect to 2018 and 2019 results were provided to us in our due diligence process and have not been reviewed by our independent accountants. Following the closing of the Acquisition, we will be required to file audited annual and unaudited interim financial statements for Hospice Partners, together with pro forma financial information, on a Current Report on Form 8-K within the time period prescribed under Form 8-K rules.

Illinois Rate Increase

In June 2019, the State of Illinois finalized its fiscal year 2020 budget with the inclusion of appropriations to raise in-home care rates to offset the costs of previous minimum wage increases by the Chicago City Council. The state of Illinois previously expected these two increases to have an effective date of September 1, 2019 and January 1, 2020, but is currently awaiting approval from the Centers for Medicare & Medicaid Services (“CMS”) of a Medicaid waiver amendment submitted by the state. Approval from CMS is pending and can be granted retroactively to the proposed effective date, but there can be no assurances that such retroactivity will be granted. In the interim, the Illinois Department on Aging (“IDOA”), in conjunction with Illinois’ Health Care and Family Services, announced that the new rates would become effective retroactive to July 1, 2019 for services covered by the Managed Care Organizations (“MCOs”), which is not subject to CMS approval. While a portion of our services in Illinois are covered by MCOs and thus will benefit from such retroactivity to July 1,

2019, a majority of our IDOA operations in Illinois are not covered by MCOs, and our financial performance will be impacted in quarters for which an offsetting reimbursement rate increase is not in effect. Management estimates that the aggregate rate increases represent approximately $46.0 million in additional annual revenue to us based on the number of hours worked by our employees in the second quarter of 2019 that would be eligible for the rate increases.

Competitive Strengths

Our services and operating model address a number of crucial needs across the healthcare continuum. Care provided in the home generally costs less than facility-based care and is typically preferred by consumers and their families. By providing services in the home to the elderly and others who require long-term care and support with the activities of daily living, we lower the cost of chronic and acute care treatment by delaying or eliminating the need for care in more expensive settings. In addition, our caregivers observe and report changes in the condition of our consumers for the purpose of facilitating early intervention in the disease process, which often reduces the cost of medical services by preventing unnecessary emergency room visits and/or hospital admissions and re-admissions. We coordinate the services provided by our team with those of other healthcare providers and payors as appropriate. Changes in a consumer’s conditions are evaluated by appropriately trained managers and may result in a report to the consumer’s case manager at a managed care organization or other payor. By providing care in the preferred setting of the home and by providing opportunities to improve the consumer’s conditions and allow early intervention as indicated, our model also is designed to improve consumer outcomes and satisfaction.

We believe our model provides significant value to managed care organizations. States are increasingly implementing managed care programs for Medicaid enrollees, and as a result managed care organizations have been increasingly responsible for the healthcare needs and the related healthcare costs of our consumers. Managed care organizations have an economic incentive to better manage the healthcare expenditures of their members, lower costs and improve outcomes. We believe that our model is well positioned to assist in meeting those goals while also improving consumer satisfaction, and, as a result, we expect increased referrals from managed care organizations.

Favorable Industry Dynamics

By serving an aging population in a preferred setting at a lower cost, home-based services have favorable industry dynamics. Our market is also highly fragmented, with few large participants and many small ones. We expect consolidation as healthcare systems and managed care organizations increasingly narrow their networks of service providers, with further consolidation driven by increasingly complex regulatory, operating and technology requirements. We believe we are well positioned to capitalize on a consolidating industry given our reputation in the market, strong payor relationships and integration of technology into our business model.

Beginning January 1, 2019, a final rule of CMS, allows Medicare Advantage insurers to offer beneficiaries more options and new benefits. Through this rule, CMS has redefined health-related supplemental benefits to include services that increase health and improve quality of life, including coverage of non-skilled in-home care. This policy change, emphasizing improving quality and reducing costs, aligns with our overall approach to care, and we believe the increased demand for personal care from the Medicare Advantage population represents a significant upside opportunity over the next three to five years.

Growth Strategy

We plan to continue our revenue growth and margin improvement and enhance our competitive positioning by executing on the following growth strategies:

Consistently provide high-quality care

We schedule and require our caregivers to perform their services as defined within the individual plan of care. We monitor the performance of our caregivers through regular supervisory visits in the homes of consumers. Our caregivers are provided with pre-service training and orientation and an evaluation of their skills. In many cases, caregivers are also required to attend ongoing in-service education. In certain states, our caregivers are required to complete certified training programs and maintain a state certification. The training provided assists to identify changes in our consumers’ health and condition before acute intervention is required, which we believe lowers the overall cost of care.

Drive Organic Growth in Existing Markets

We intend to drive organic growth through several initiatives, including building and enhancing our sales force capabilities, enhancing our business intelligence capabilities and investing in technology and operations to drive efficiencies. We also expect our organic growth will benefit from an increase in demand for our services by an aging population, our increased alignment with referral sources and our increased alignment with payors. We also are prepared to selectively open new offices in existing markets when an opportunity is identified and appropriate.

Market to Managed Care Organizations

As a scaled, national provider of home-based care, we can grow by partnering with managed care organizations, taking advantage of an industry shift away from traditional fee-for-service Medicaid and toward managed care models, which aim to better coordinate care. We expect this shift to lead to narrower provider networks where we can be competitive by offering a larger, more experienced partner to these organizations, as well as by providing more sophisticated technology, electronic visit records and an outcomes-driven approach to service. We believe our coordinated care model and integration of services into the broader healthcare industry are particularly attractive to managed care organizations.

Grow through Acquisitions

During 2019, we have completed three acquisitions, one of which (VIP Healthcare Services) was completed on June 1, 2019 and two of which (Alliance Home Health Care and Foremost Home Care) were completed on August 1, 2019. We also completed three acquisitions during 2018 and one acquisition during 2017. Based on information provided to us in the due diligence process in connection with these acquisitions, which amounts have not been reviewed by our independent accountants, we estimate that the companies we acquired in 2019 (not including Hospice Partners) had approximately $75 million of revenue in the aggregate during the twelve months preceding our acquisition of such companies, the companies we acquired in 2018 had approximately $100 million of revenue in the aggregate during the twelve months preceding our acquisition of such companies, and the company we acquired in 2017 had approximately $20 million of revenue in the twelve months preceding the acquisition of such company. In addition, as described above, on August 25, 2019, we signed the Purchase Agreement with Hospice Partners. Our active pipeline and strong financial position support additional acquisitions. With rising consolidation pressures in the industry, our focus is on identifying growing markets with favorable demographics in states that are fiscally well managed and have a reasonable minimum wage environment and where we have the potential to become one of the leading providers in the state in order to support our managed care organization strategy. We believe our experience identifying and executing on an acquisition pipeline, as well as our history of integrating acquisitions, will lead to additional opportunities to consolidate our fragmented markets.

Grow in Complementary Businesses

In 2018, we expanded and diversified into hospice and home health via acquisition, and we would significantly expand our hospice segment through the completion of our acquisition of Hospice Partners. Entry into these business lines allows us to broaden our range of services in existing markets, while achieving further economies of scale and taking advantage of our home-focused management and operational capabilities. We anticipate having further opportunities to expand these segments by acquisition, with a particular focus on hospice care in states where we have a leading personal care presence.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” following this prospectus supplement summary and in the documents incorporated by reference in the prospectus supplement from our filings with the SEC.

Corporate Information

Our principal executive offices are located at 6801 Gaylord Parkway, Suite 110, Frisco, Texas 75034. Our telephone number is (469) 535-8200. Our website address is www.addus.com. We have included our website address as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of this prospectus supplement.

Additional information regarding us, including our audited financial statements and descriptions of our business, is contained in the documents incorporated by reference in this prospectus supplement. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” of the accompanying prospectus and “Incorporation of Certain Information by Reference” of this prospectus supplement.

THE OFFERING

The following summary of the offering contains basic information about the offering and our common stock and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of our common stock, please refer to the section of the accompanying prospectus entitled “Description of Common Stock.”

Issuer	Addus HomeCare Corporation

Common stock offered by Addus	2,000,000 shares of common stock (or 2,300,000 shares of common stock if the underwriters exercise their option to purchase additional shares in full).

Common stock offered by the selling stockholders	500,000 shares of common stock (or 575,000 shares of common stock if the underwriters exercise their option to purchase additional shares in full).

Offering price	$ per share.

Common stock outstanding immediately after this offering	15,108,135 shares of common stock (or 15,408,135 shares of common stock if the underwriters exercise their option to purchase additional shares in full).

Underwriters’ option	The underwriters have been granted an option, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an additional 300,000 shares from us and an additional 75,000 shares from the selling stockholders at the public offering price, less the underwriting discount.

Use of proceeds	The net proceeds from the sale of 2,000,000 shares of our common stock that we are offering will be approximately $ million (or approximately $ million from the sale of 2,300,000 shares of common stock if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discount and estimated offering expenses payable by us. While the Acquisition is not conditioned upon completion of this offering, we intend to use some of the net proceeds we receive from this offering to fund the approximately $130.0 million purchase price for the Acquisition, and may use any remaining net proceeds of this offering, or all of the net proceeds from this offering if the Acquisition is not consummated, for general corporate purposes, including future acquisitions or investments, and the repayment of indebtedness outstanding under the credit facility. This offering is not conditioned upon successful completion of the Acquisition. See “Use of Proceeds.”

We will not receive any proceeds from the sale of any shares of our common stock by the selling stockholders.

Dividend policy	We do not currently pay and do not currently anticipate paying dividends on our common stock following this offering. Any declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants in our debt agreements, will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant.

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Listing	Our common stock is listed on The Nasdaq Global Select Market, or Nasdaq, under the symbol “ADUS”.

Unless otherwise indicated, information in this prospectus supplement and the accompanying prospectus with respect to the number of shares of our common stock to be outstanding immediately after the consummation of this offering is based on 13,108,135 shares of common stock outstanding as of August 29, 2019, and does not reflect:

∎	654,742 shares of common stock issuable upon the exercise of outstanding stock options;

∎	150,776 additional shares of common stock reserved for issuance pursuant to outstanding equity awards issued under our equity compensation plans; and

∎	732,679 shares of common stock reserved for future awards pursuant to our equity compensation plans.

Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters will not exercise their option to purchase up to an additional 375,000 shares of common stock from us and the selling stockholders.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our summary historical consolidated financial information for the periods presented. The summary historical consolidated statement of earnings data and cash flow data for the years ended December 31, 2018, 2017 and 2016 and the consolidated balance sheet data as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements and related notes thereto, which are incorporated by reference into this prospectus supplement. The summary historical consolidated statement of earnings for the six months ended June 30, 2019 and 2018, and the consolidated balance sheet data, as of June 30, 2019 have been derived from our unaudited condensed consolidated financial statements and related notes thereto for the six months ended June 30, 2019, which are incorporated by reference into this prospectus supplement. In the opinion of management, the unaudited financial data set forth below reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of our financial position and results of our operations for those periods. The financial information presented may not be indicative of our financial performance in future periods. This financial information and other data should be read in conjunction with our audited and unaudited consolidated financial statements, and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus supplement.

	SIX MONTHS ENDED JUNE 30,		FISCAL YEAR ENDED DECEMBER 31,
(dollars in thousands)	2019	2018	2018	2017	2016
	(unaudited)
Consolidated Statements of Income Data:
Net service revenues	$288,946	$240,734	$518,119	$425,994	$400,929
Cost of service revenues	210,902	177,058	379,843	310,119	294,593
Gross profit	78,044	63,676	138,276	115,875	106,336
General and administrative expenses	59,322	47,867	105,025	76,902	76,840
Loss (gain) on sale of assets	51	—	38	(2,467)	—
Depreciation and amortization	4,609	4,142	8,642	6,663	6,647
Provision for doubtful accounts	106	165	272	8,409	7,373
Total operating expenses	64,088	52,174	113,977	89,507	90,860
Operating income from continuing operations	13,956	11,502	24,299	26,368	15,476
Interest income	(310)	(2,355)	(2,592)	(66)	(2,812)
Interest expense	1,298	2,293	5,016	4,472	2,332
Total interest expense (income), net	988	(62)	2,424	4,406	(480)
Other income	—	—	—	217	206
Income from continuing operations before income taxes	12,968	11,564	21,875	22,179	16,162
Income tax expense	2,588	2,360	4,498	8,645	4,099
Net income from continuing operations	10,380	9,204	17,377	13,534	12,063
Discontinued Operations
Net income (loss) from home health business	—	—	126	147	97
Earnings from discontinued operations	—	—	126	147	97
Net income	$10,380	$9,204	$17,503	$13,681	$12,160
Basic income per common share:
Continuing operations	$0.80	$0.80	$1.44	$1.18	$1.06
Discontinued operations			0.01	0.01	0.01
Basic income per common share:	$0.80	$0.80	$1.45	$1.19	$1.07

	SIX MONTHS ENDED JUNE 30,		FISCAL YEAR ENDED DECEMBER 31,
(dollars in thousands)	2019	2018	2018	2017	2016
	(unaudited)
Consolidated Cash Flow Information:
Net cash (used in) provided by operating activities	$(4,078)	$20,164	$33,203	$52,771	$(743)
Net cash used in investing activities	(31,804)	(63,471)	(67,789)	(24,268)	(21,738)
Net cash provided by financing activities	20,268	58,770	51,238	17,238	26,390

Net change in cash	(15,614)	15,463	16,652	45,741	3,909
Cash, at the beginning of the period	70,406	53,754	53,754	8,013	4,104

Cash, at the end of the period	$54,792	$69,217	$70,406	$53,754	$8,013

	AS OF JUNE 30,		AS OF DECEMBER 31,
(dollars in thousands)	2019	2018	2018	2017
	(unaudited)
Consolidated Balance Sheet Data:
Cash	$54,792	$69,217	$70,406	$53,754
Accounts receivable, net of allowances	132,764	103,351	108,000	93,533
Goodwill and intangibles	182,292	161,172	159,226	106,935
Total assets	$408,684	$348,056	$355,388	$271,691

Financing/Capital leases	37	354	81	1,002
Long-term debt, net of debt issuance costs	36,231	99,358	17,222	39,860
Stockholders’ equity	$289,341	$187,637	$275,533	$176,309

Non-GAAP Measures

We use a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of our business, for making operating decisions and for forecasting and planning for future periods. We have presented below adjusted EBITDA and net income from continuing operations per diluted share, each of which is a non-GAAP financial measure, for certain fiscal periods.

Our definitions of these non-GAAP financial measures may differ from similarly titled measures used by others, and such non-GAAP measures should be considered supplemental to and not a substitute for financial information prepared in accordance with GAAP. We believe that these non-GAAP financial measures are useful to investors, management and others in evaluating our operating performance, to provide investors with insight and consistency in our financial results, to present a basis for comparison of the our business operations among periods, and to facilitate comparison with the results of our peers. In addition, we believe that the use of these non-GAAP financial measures provides greater transparency to investors of information used by management in its financial and operational decision-making.

The table below reconciles net income determined in accordance with GAAP to adjusted EBITDA, a non-GAAP financial measure, which we utilize as a performance measure. We define adjusted EBITDA as net income before discontinued operations, interest expense, interest income, interest income from Illinois, other non-operating income, secondary offering costs, debt issuance costs, loss on sale of assets, income tax expense, depreciation, amortization, merger and acquisition expenses, write down of deferred tax assets and impact of the Tax Cuts and Jobs Act of 2017 (the “tax reform act”), stock-based compensation expense, and restructure and severance costs.

	SIX MONTHS ENDED JUNE 30,		FISCAL YEAR ENDED DECEMBER 31,
(dollars in thousands)	2019	2018	2018	2017	2016	2015
	(unaudited)
Reconciliation of Adjusted EBITDA to Net Income:
Net income	10,380	9,204	17,503	13,681	12,160	11,724
Less: (Earnings) from discontinued operations, net of tax	—	—	(126)	(147)	(97)	(270)

Net income from continuing operations	10,380	9,204	17,377	13,534	12,063	11,454
Interest expense, net,	988	2,192	4,451	3,083	2,332	786
Interest income from Illinois	—	(2,253)	(2,253)	—	(2,812)	(47)
Other non-operating income	—	—	—	(217)	(206)	—
Secondary offering costs	—	—	189	—	—	—
Write off debt issuance costs	—	—	226	1,323	—	—
Loss on sale of assets	—	—	38	(2,467)	—	—
Income tax expense	2,588	2,360	4,498	7,340	4,099	4,013
Depreciation and amortization	4,609	4,142	8,642	6,663	6,647	4,717
M&A expenses	1,237	1,532	4,989	2,116	1,122	1,013
Write down of deferred tax assets/impact of tax reform act	—	—	—	1,305	—	—
Stock-based compensation expense	2,715	1,856	4,109	2,552	1,072	1,573
Restructure and severance costs	1,075	1,070	1,682	1,665	8,018	—
IRS accrual	—	—	—	—	—	300
Adjusted EBITDA	23,592	20,103	43,948	36,897	32,335	23,809

The table below reconciles net income from continuing operations per diluted share determined in accordance with GAAP to adjusted net income from continuing operations per diluted share, a non-GAAP financial measure which we utilize as a performance measure. We define adjusted net income from continuing operations per diluted share as net income from continuing operations per diluted share, excluding (on a per share basis) interest income from the State of Illinois, write down of deferred tax assets from tax reform act, debt issuance costs, gain on sale of adult day service centers, gain on sale of joint venture divestiture, gains on the normalization of effective tax rate, costs associated with IRS accrual, merger and acquisition expenses, restructure expenses, severance and other costs, and stock-based compensation expense.

	SIX MONTHS ENDED JUNE 30,		FISCAL YEAR ENDED DECEMBER 31,
(dollars in thousands)	2019	2018	2018	2017	2016	2015
	(unaudited)
Reconciliation of Net Income from continuing operations per Diluted Share to Adjusted Net Income from continuing operations per Diluted Share:
Net income from continuing operations per diluted share	0.77	0.78	1.40	1.16	1.06	1.03
Interest income from Illinois per diluted share	—	(0.15)	(0.14)	—	(0.17)	—
Write down deferred tax asset from tax reform act per diluted share	—	—	—	0.12	—	—
Write off debt issuance costs per diluted share	—	—	—	0.09	—	—
Gain on sale of adult day service centers per diluted share	—	—	—	(0.12)	—	—
Gain on sale of joint venture divestiture per diluted share	—	—	—	(0.01)	—	—
Normalization of effective tax rate per diluted share	—	—	—	—	(0.06)	—
Cost associated with IRS accrual per diluted share	—	—	—	—	—	0.03
M&A expenses per diluted share	0.07	0.10	0.32	0.12	0.07	0.07
Restructure, severance and other costs per diluted share	0.07	0.07	0.12	0.09	0.50	—
Stock-based compensation expense per diluted share	0.16	0.13	0.26	0.15	0.07	0.10
Adjusted Net Income from continuing operations Per Diluted Share	$1.07	$0.93	$1.96	$1.60	$1.47	$1.23

Adjusted EBITDA and adjusted net income from continuing operations per diluted share each have important limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are that adjusted EBITDA and adjusted net income from continuing operations do not take into account restructuring and severance expenses, expenses associated with our ongoing mergers and acquisition activities, debt issuance costs, any write down of deferred tax assets, gains on the sale of assets, and stock-based compensation expense, each of which may impact our operations. In addition, adjusted EBITDA excludes the significant interest expense on our debt, any impairments, cash expenditures, or future requirements, for capital expenditures or contractual commitments, and cash requirements for income taxes. In addition, with respect to adjusted EBITDA, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements.

Moreover, other companies in our industry may calculate these non-GAAP financial measures differently than we do because such measures do not have standardized definitions, which limit their usefulness as comparative measures.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should consider carefully the risks described below and discussed under the section captioned “Risk Factors” contained in our filings with the SEC, which are incorporated by reference in their entirety, together with other information in this prospectus supplement, the accompanying prospectus, the information and documents incorporated by reference, and any free writing prospectus that we have authorized for use in connection with this offering. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. If any of these risks actually occur, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment.

This prospectus supplement, the accompanying prospectus and the incorporated documents also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks mentioned below. Forward-looking statements included in this prospectus supplement are based on information available to us on the date hereof, and all forward-looking statements in documents incorporated by reference are based on information available to us as of the date of such documents. We disclaim any intent to update any forward-looking statements.

Risks Related to Our Business and Industry

We could face a variety of risks through our expansion into new lines of business.

In 2018, we expanded our lines of business to include hospice and home health with the acquisition of Ambercare, and we acquired facility staffing operations as part of our Arcadia transaction. Further, through the expected completion of the acquisition of Hospice Partners, we intend to significantly increase our hospice business. Risks of our entry into the hospice and home health segments and adding facility staffing operations to our home care segment include, without limitation, difficulties integrating new businesses with our ongoing operations, potential diversion of management’s time and other resources from our existing personal care business, the need for additional capital and other resources to expand into these new lines of business, and inefficient integration of operational and management systems and controls. In addition, new businesses that we acquire may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare and other laws and regulations, professional liabilities, workers’ compensation liabilities, and tax liabilities. Although we generally attempt to exclude significant liabilities from our acquisitions and seek indemnification from sellers or insurance protection, we may nevertheless have material liabilities for past activities of acquired businesses. Entry into a new line of business may also subject us to new laws and regulations with which we are not familiar and may lead to increased litigation and regulatory risk.

Our hospice operations are subject to annual Medicare caps. If we exceed the caps, our business and consolidated financial condition, results of operations and cash flows could be materially adversely affected.

Overall payments made by Medicare to each hospice provider number (generally corresponding to each of our hospice agencies) are subject to an inpatient cap and an aggregate cap. The inpatient cap limits the number of days of inpatient care to no more than 20% of total patient care days. CMS sets the aggregate cap amount each year, limiting the overall payments per patient made to a hospice annually. The Medicare fiscal intermediary determines and reconciles cap amounts on an annual basis for each federal fiscal year. If payments received under any of our hospice provider numbers (including the provider numbers of Hospice Partners if our acquisition if completed) exceed these caps, we may be required to reimburse Medicare such excess amounts, which could have a material adverse effect on our business and consolidated financial condition, results of operations and cash flows.

Reductions in reimbursement and other changes to Medicare, Medicaid, and other federal, state and local medical and social programs could adversely affect our consumer caseload, units of service, net service revenues, gross profit and profitability.

A significant portion of our caseload and net service revenues are derived from government healthcare programs, primarily Medicare and Medicaid. For the year ended December 31, 2018, we derived approximately 59.9% of our net service revenues from state and local governmental agencies, primarily through Medicaid. However, changes in government healthcare programs may decrease the reimbursement we receive or limit access to, or utilization of, our services. As federal healthcare expenditures continue to increase and state governments face budgetary shortfalls, federal and state governments have made, and may continue to make, significant changes to the Medicare and Medicaid programs and reimbursement received for services rendered to beneficiaries of such programs. For example, the Budget Control Act of 2011 requires automatic spending reductions to reduce the federal deficit, including Medicare spending reductions of up to 2% per fiscal year, with a uniform percentage reduction across all Medicare programs. CMS began imposing a 2% reduction on Medicare claims in April 2013, and these reductions have been extended through 2027.

The Medicaid program, which is jointly funded by the federal and state governments, is often a state’s largest program. Governmental agencies generally condition their agreements upon a sufficient budgetary appropriation. Almost all of the states in which we operate have experienced periodic financial pressures and budgetary shortfalls due to challenging economic conditions and the rising costs of healthcare. Reductions to federal support for state Medicaid or other programs could also result in budgetary shortfalls. As a result, many states have made, are considering or may consider making changes in their Medicaid or other state and local medical and social programs, including enacting legislation designed to reduce Medicaid expenditures. Changes that may occur at the federal or state level to address budget deficits or otherwise contain costs include:

∎	limiting increases in, or decreasing, reimbursement rates;

∎	redefining eligibility standards or coverage criteria for social and medical programs or the receipt of services under those programs;

∎	increasing consumer responsibility, including through increased co-payment requirements;

∎	decreasing benefits, such as limiting the number of hours of personal care services that will be covered;

∎	changing reimbursement methodology and program participation eligibility;

∎	slowing payments to providers;

∎	increasing utilization of self-directed care alternatives or “all inclusive” programs;

∎	shifting beneficiaries to managed care organizations; and

∎	implementing demonstration projects and alternative payment models.

Certain of these measures have been implemented by, or are proposed in, states in which we operate. For example, we provide support services as a fiscal intermediary to the New York Consumer Directed Personal Assistance Program (“CDPAP”), a self-directed care alternative program that allows eligible individuals who need help with activities of daily living or skilled nursing services to choose their caregivers. New York recently implemented changes to reimbursement for fiscal intermediaries and is considering other changes to the program.

In 2018, we derived approximately 47.5% of our total net service revenues from services provided in Illinois, 13.2% of our total net service revenues in New York (including CDPAP services) and 12.0% of our total net service revenues in New Mexico. Because a substantial portion of our business is concentrated in these states, any significant reduction in expenditures that pay for our services or other significant changes in these states may have a disproportionately negative impact on our future operating results. Illinois, in particular, operated without a state budget for fiscal years 2016 and 2017. The Illinois legislature has enacted comprehensive state budgets for fiscal years 2018 and 2019. However, there is no certainty that Illinois will timely pass budgets in subsequent years.

The ACA made significant changes to Medicare and Medicaid policy and funding, among other broad changes across the healthcare industry, promoting a shift toward value-based care, including implementation of alternative payment models. The ACA also resulted in expanded Medicaid eligibility in many states and the establishment of various demonstration projects and Medicaid programs under which states may apply to test new or existing approaches to payment and delivery of Medicaid benefits. CMS has indicated that it will look to states to drive innovation and value through such waivers and has taken steps to update program management, the waiver and state plan amendment approval process, and quality reporting, but the extent and effect of these changes remains uncertain. Future health reform efforts or efforts to repeal or make additional significant changes to the ACA will likely impact both federal and state programs.

If changes in Medicare, Medicaid or other state and local medical and social programs result in a reduction in available funds for the services we offer or a reduction in the number of beneficiaries eligible for our services or a reduction in the number of hours or amount of services that beneficiaries eligible for our services may receive, then our net service revenues and profitability could be negatively impacted. Our profitability depends principally on the levels of government-mandated payment rates and our ability to manage the cost of providing services. In some cases, commercial insurance companies and other private payors rely on government payment systems to determine payment rates. As a result, changes to government healthcare programs that reduce Medicare, Medicaid or other payments may negatively impact payments from private payors, as well. Any reduction in reimbursements or imposition of copayments that dissuade the use of our services, or any reduction in reimbursement from private payors, could also materially adversely affect our profitability.

Federal and state regulation may impair our ability to consummate acquisitions or open new agencies.

Federal laws or regulations may adversely impact our ability to acquire home health agencies or open new start-up home health agencies. For example, a Medicare regulation known as the “36 Month Rule” prohibits buyers of Medicare-certified home health agencies from assuming the Medicare billing privileges of an acquired agency if the acquired agency either enrolled in Medicare or underwent a change in majority ownership fewer than 36 months prior to the acquisition, subject to certain exceptions. Instead, the buyer must enroll the acquired home health agencies as new providers with Medicare. The 36 Month Rule can increase competition for acquisition targets that are not subject to the rule and may cause significant Medicare billing delays for the purchases of home health agencies that are subject to the rule. Further, in the past, CMS has limited enrollment of new home health agencies. If another moratorium is imposed on enrollment of new providers in a geographic area we desire to service, our ability to expand operations may be impacted.

Our ability to expand operations in a state will depend on our ability to obtain a state license to operate, and where required, CON approval. States may limit the number of licenses they issue. The failure to obtain any required CON or license could impair our ability to operate or expand our business.

The implementation of alternative payment models and the transition of Medicaid and Medicare beneficiaries to managed care organizations may limit our market share and could adversely affect our revenues.

Many government and commercial payors are transitioning providers to alternative payment models that are designed to promote cost-efficiency, quality and coordination of care. For example, accountable care organizations (“ACOs”) incentivize hospitals, physician groups, and other providers to organize and coordinate patient care while reducing unnecessary costs. Several states have implemented, or plan to implement, accountable care models for their Medicaid populations. If we are not included in these programs, or if ACOs establish programs that overlap with our services, we are at risk for losing market share and for a loss of our current business.

We may be similarly impacted by increased enrollment of Medicare and Medicaid beneficiaries in managed care plans, resulting in a shift away from traditional fee-for-service models. Under the managed Medicare program, also known as Medicare Advantage, the federal government contracts with private health insurers to provide Medicare benefits. Insurers may choose to offer supplemental benefits and impose higher plan costs on beneficiaries. Approximately one-third of Medicare beneficiaries were enrolled in a Medicare Advantage plan in 2018, a figure that continues to grow. While hospice services are currently reimbursed as a traditional fee-for-service program under Medicare Part A, hospice services may eventually be offered under Medicare Advantage plans, which could result in reduced reimbursement, limited utilization, and increased competition for managed care contracts.

Enrollment in managed Medicaid plans is also growing, as states are increasingly relying on managed care organizations to deliver Medicaid program services as a strategy to control costs and manage resources. We may experience increased competition for managed care contracts due to state regulation and limitations. For instance, effective October 2018, New York limits the number of home care providers with which a managed Medicaid plan can contract. We cannot assure you that we will be successful in our efforts to be included in plan networks, that we will be able to secure favorable contracts with all or some of the managed care organizations, that our reimbursement under these programs will remain at current levels, that the authorizations for services will remain at current levels or that our profitability will remain at levels consistent with past performance. In addition, operational processes may not be well defined as a state transitions beneficiaries to managed care. For example, membership, new referrals and the related authorization for services to be provided may be delayed, which may result in delays in service delivery to consumers or in payment for services rendered. Difficulties with operational processes may negatively affect our revenue growth rates, cash flow and profitability for services provided.

Other alternative payment models may be presented by the government and commercial payors to control costs that subject our Company to financial risk. We cannot predict at this time what effect alternative payment models may have on our Company.

Our revenues are concentrated in a small number of states which will make us particularly sensitive to regulatory and economic changes in those states.

Our revenues are particularly sensitive to regulatory and economic changes in states in which we generate a significant portion of our revenues including Illinois, New York and New Mexico. Accordingly, any change in the current demographic, economic, competitive or regulatory conditions in these states could have an adverse effect on our business, financial condition or results of operations. Changes to the Medicaid programs in these states could also have a disproportionately adverse effect on our business, financial condition, results of operations or cash flows.

Efforts to reduce the costs of the Illinois Department on Aging programs could adversely affect our service revenues and profitability.

For the years ended December 31, 2018 and 2017, we derived approximately 31.0% and 36.5%, respectively, of our revenue from the Illinois Department on Aging programs. In the past, state government officials have attempted to reduce government spending by proposing changes aimed at reducing expenditures by this department. The current governor, who took office in January 2019, is expected to continue the pursuit of cost reduction initiatives, such as shifting services to managed care organizations and implementing a Comprehensive Care Program (CCP) Medicaid Initiative to enroll eligible individuals in Medicaid. The nature and extent of any future cost reduction initiatives is unknown. If future reforms impact the eligibility of consumers for services, the number of hours authorized or otherwise restrict services provided to existing consumers, our service revenues and growth may be adversely affected.

Delays in reimbursement due to state budget deficits or other factors may increase in the future, adversely affecting our liquidity.

We fund operations primarily through the collection of accounts receivable, but there is a delay between the time that we provide services and the time that we receive reimbursement or payment for these services. Many of the states in which we operate are operating with budget deficits for their current fiscal year. These and other states may in the future delay reimbursement, which would adversely affect our liquidity. In addition, from time to time, procedural issues require us to resubmit claims before payment is remitted, which contributes to our aged receivables. Additionally, unanticipated delays in receiving reimbursement from state programs due to changes in their policies or billing or audit procedures may adversely impact our liquidity and working capital.

Failure to renew a significant agreement or group of related agreements may materially impact our revenue.

In 2018, we derived approximately 31.0% of our net service revenues under agreements with the Illinois Department on Aging. Each of our agreements is generally in effect for a specific term.

Even though our agreements are for a specific term, they are generally terminable with 60 days’ notice. Our ability to renew or retain our agreements depends on our quality of service and reputation, as well as other factors over which we have little or no control, such as state appropriations and changes in provider eligibility requirements. Additionally, failure to satisfy any of the numerous technical renewal requirements in connection with our proposals for agreements could result in a proposal being rejected even if it contains favorable pricing terms. Failure to obtain, renew or retain agreements with major payors may negatively impact our results of operations and revenue. We can give no assurance these agreements will be renewed on commercially reasonable terms or at all.

Our industry is highly competitive, fragmented and market-specific.

We compete with personal care service providers, hospice providers, home health providers, private caregivers, larger publicly held companies, privately held companies, privately held single-site agencies, hospital-based agencies, not-for-profit organizations, community-based organizations and self-directed care programs. Some of our competitors may have greater financial, technical, political and marketing resources, name recognition or a larger number of consumers and payors than we do. In addition, some of these organizations offer more services than we do in the markets in which we operate. These competitive advantages may limit our ability to attract and retain referrals in local markets and to increase our overall market share.

In many states, there are limited barriers to entry in providing personal care services. However, some states require entities to obtain a license before providing home care services. Licensure is generally required of agencies providing home health and hospice services, though requirements vary by state. Economic changes such as increases in minimum wage and changes in Department of Labor rules can also impact the ease of entry into a market. These factors may affect competition in our states.

Often our contracts with payors are not exclusive. Local competitors may develop strategic relationships with referral sources and payors. This could result in pricing pressures, loss of or failure to gain market share or loss of consumers or payors, any of which could harm our business. In addition, existing competitors may offer new or enhanced services that we do not provide, or be viewed by consumers as a more desirable local alternative. The introduction of new and enhanced service offerings, in combination with the development of strategic relationships by our competitors, could cause a decline in revenue, a loss of market acceptance of our services and a negative impact on our results of operations.

If we fail to comply with the laws and extensive regulations governing our business, we could be subject to penalties or be required to make changes to our operations, which could negatively impact our profitability.

The federal government and the states in which we operate regulate our industry extensively. The laws and regulations governing our operations, along with the terms of participation in various government programs, impose certain requirements on the way in which we do business, the services we offer, and our interactions with providers and consumers. These requirements include matters related to:

∎	licensure and certification and enrollment with government programs;

∎	eligibility for services;

∎	appropriateness and necessity of services provided;

∎	adequacy and quality of services;

∎	qualifications and training of personnel;

∎	confidentiality, maintenance, data breach, identity theft and security issues associated with health-related and personal information and medical records;

∎	confidentiality, maintenance, data breach, identity theft and security issues associated with health-related and personal information and medical records;

∎	environmental protection, health and safety;

∎	relationships with physicians, other referral sources and recipients of referrals;

∎	operating policies and procedures;

∎	addition of facilities and services;

∎	adequacy and manner of documentation for services provided;

∎	billing and coding for services;

∎	timely and proper handling of overpayments; and

∎	debt collection and communications with consumers.

These laws include, but are not limited to the federal Anti-Kickback Statute, the federal Stark law, the federal False Claims Act, the federal Civil Monetary Penalties Law, other federal and state fraud and abuse, insurance fraud, and fee-splitting laws, which may extend to services reimbursable by any payer, including private insurers; and federal and state laws governing the security and privacy of health information.

We currently have contractual relationships with current and potential referral sources and recipients, including hospitals and health systems, skilled nursing facilities and certain physicians who provide medical director and clinical services to our Company. Federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts throughout the healthcare industry. While we endeavor to comply with applicable laws and regulations, we cannot assure you that our practices are fully compliant or that courts or regulatory agencies will not interpret those laws and regulations in ways that will adversely affect our practices. We may also fail to discover instances of noncompliance by our acquisition targets, which could subject us to adverse consequences once those acquisitions are complete. The laws and regulations governing our business are subject to change, interpretations may evolve and enforcement focus may shift. These changes could subject us to allegations of impropriety or illegality, require restructuring of relationships with referral sources and recipients or otherwise require changes to our operations. Failure to comply with applicable laws and regulations could lead to civil sanctions and criminal penalties, the termination of rights to participate in federal and state healthcare programs, exclusion from federal healthcare programs, the suspension or revocation of licenses and nonpayment or delays in our ability to bill and collect for services provided, any of which could adversely affect our business, results of operations, or financial results.

In addition, as a result of our participation in Medicaid, Medicare and Veterans Health Administration programs and other state and local governmental programs, and pursuant to certain of our contractual relationships, we are subject to various reviews, compliance audits and investigations by governmental authorities and other third parties to verify our compliance with these programs and agreements as well as applicable laws, regulations and conditions of participation. Each of our home care and hospice agencies must comply with the extensive conditions of participation in the Medicare program. If any of our agencies fail to meet any of the conditions of participation or coverage with respect to state licensure or our participation in Medicaid, Medicare programs, Veterans Health Administration programs and other state and local governmental programs, we may receive a notice of deficiency from the applicable surveyor or authority. Failure to institute a plan of action to correct the deficiency within the period provided by the surveyor or authority could result in civil or criminal penalties, damage to our reputation, cancellation of our agreements, suspension or revocation of our licenses, requirements to repay amounts received, disqualification from federal and state healthcare programs, deactivation or revocation of billing privileges, bars on re-enrollment and other negative consequences. These actions may adversely affect our ability to provide certain services, to receive payments from other payors and to continue to operate, which could adversely affect our net service revenues and profitability. Additionally, we could face liability under the False Claims Act if we submit claims to Medicare or Medicaid while not in compliance with certain conditions of participation. Further, actions taken against one of our offices may subject our other offices to adverse consequences.

Delays in reimbursement may cause liquidity problems.

There are delays in reimbursement from the time we provide services to the time we receive reimbursement or payment for these services. Delays may result from changes by payors to data submission requirements or requests by fiscal intermediaries for additional data or documentation, among other issues. If we have information system problems or issues that arise with Medicare or Medicaid, we may encounter delays in our payment cycle. Such timing delays may cause working capital shortages. Working capital management, including prompt and diligent billing and collection, is an important factor in our results of operations and liquidity. System problems, Medicare or Medicaid issues or industry trends may extend our collection period, adversely impact our working capital. Our working capital management procedures may not successfully negate this risk. There are often timing delays when attempting to collect funds from Medicaid programs. Delays in receiving reimbursement or payments from these programs may adversely impact our working capital.

We are and have been subject to routine and periodic surveys, audits and investigations by various governmental agencies. In addition to surveys to determine compliance with the conditions of participation, CMS has engaged a number of contractors (including Medicare Administrative Contractors, Recovery Audit Contractors, and Unified Program Integrity Contractors) to conduct audits to evaluate billing practices and identify overpayments. These audits can result in recoupments by Medicare and other payors of amounts previously paid to us. In addition to audits by CMS contractors, individual states are implementing similar integrity programs using Medicaid Recovery Audit Contractors. We are unable to predict what additional government regulations, if any, affecting our business may be enacted in the future, how existing or future laws and regulations might be interpreted or whether we will be able to comply with such laws and regulations either in the markets in which we presently conduct, or wish to commence, business. In June 2019, CMS began the Review Choice Demonstration for Home Health Services demonstration in Illinois to identify and prevent fraud, reduce the number of Medicare appeals, and improve provider compliance with Medicare program requirements. Home health agencies may initially select from the following claims review and approval processes: pre-claim review, post-payment review, or a minimal post-payment review with a 25% payment reduction. Home health agencies that maintain high compliance levels will be eligible for additional, less burdensome options. CMS plans to expand the Review Choice Demonstration to certain other states, including Ohio and Florida. We are currently unable to predict what impact, if any, this program may have on our result of operations or financial position.

We are subject to federal, state and local laws and regulations that govern our employment practices, including minimum wage, living wage, and paid time-off requirements. Failure to comply with these laws and regulations, or changes to these laws and regulations that increase our employment-related expenses, could adversely impact our operations.

We are required to comply with all applicable federal, state and local laws and regulations relating to employment, including occupational safety and health requirements, wage and hour and other compensation requirements, employee benefits, providing leave and sick pay, employment insurance, proper classification of workers as employees or independent contractors, immigration and equal employment opportunity laws. These laws and regulations can vary significantly among jurisdictions and can be highly technical. Costs and expenses related to these requirements are a significant operating expense and may increase as a result of, among other things, changes in federal, state or local laws or regulations, or the interpretation thereof, requiring employers to provide specified benefits or rights to employees, increases in the minimum wage and local living wage ordinances, increases in the level of existing benefits or the lengthening of periods for which unemployment benefits are available. We may not be able to offset any increased costs and expenses. Furthermore, any failure to comply with these laws requirements, including even a seemingly minor infraction, can result in significant penalties which could harm our reputation and have a material adverse effect on our business.

Since our operations are concentrated in Illinois, New York and New Mexico, we are particularly sensitive to changes in laws and regulations in these states. For example, in December 2014, the Chicago City Council passed an ordinance that raised the minimum wage for Chicago workers to $13 per hour by July 1, 2019, with increases adjusted to the Consumer Price Index in subsequent years. The wage increase in 2016 did not have a material impact on us because of our existing wage scale. The 2017 wage increase was offset by a reimbursement rate increase. In the budget process for the 2019 fiscal year, a similar provision was proposed but was not included in the final budget. In June of 2019, the state of Illinois finalized its fiscal year 2020 budget with the inclusion of an appropriation to raise in-home care rates to offset the costs of previous minimum wage increases. As disclosed earlier in this prospectus supplement, the state of Illinois previously expected an effective date of September 1, 2019 and January 1, 2020 for two reimbursement rate increases to fund all minimum wage increases, but is currently awaiting CMS approval of a Medicaid waiver amendment submitted by the state. Our financial performance is impacted in quarters for which an offsetting reimbursement rate increase is not in effect, including with respect to the potential impact of the timing of the two reimbursement rate increases noted above.

In addition, certain individuals and entities, known as excluded persons, are prohibited from receiving payment for their services rendered to Medicaid, Medicare and other federal and state healthcare program beneficiaries. If we inadvertently hire or contract with an excluded person, or if any of our current employees or contractors becomes an excluded person in the future without our knowledge, we may be subject to substantial civil penalties, including up to $20,000 for each item or service furnished by the excluded individual to a federal or state healthcare program beneficiary, an assessment of up to three times the amount claimed and exclusion from the program.

Each of our subsidiaries that employ an average of at least 50 full-time employees in a calendar year are required to offer a minimum level of health coverage for 95% of our full-time employees in 2018 or be subject to an annual penalty.

Our business may be adversely impacted by healthcare reform efforts, including repeal of or significant modifications to the ACA.

In recent years, the U.S. Congress and certain state legislatures have considered and passed a large number of laws intended to result in significant change to the healthcare industry. However, there is significant uncertainty regarding the future of the ACA, the most prominent of these reform efforts. The law has been subject to legislative and regulatory changes and court challenges, and the current presidential administration and certain members of Congress have stated their intent to repeal or make additional significant changes to, the ACA, its implementation or its interpretation. Effective January 1, 2019, Congress eliminated the penalty associated with the individual mandate to carry health insurance. Because the individual mandate was eliminated, a federal court in Texas ruled in December 2018 that the entire ACA was unconstitutional. However, the law remains in place pending appeal. In addition, the president has signed an executive order that directs agencies to minimize “economic and regulatory burdens” of the ACA.

Further legislation or regulation could be passed that could harm our business, financial condition and results of operations. For example, the Budget Control Act of 2011 included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect beginning in 2013 and have been extended through 2027. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover non-fraudulent overpayments to providers from three to five years.

There is uncertainty regarding whether, when, and how the ACA will be further changed, what alternative provisions, if any, will be enacted, and the impact of alternative provisions on providers and other healthcare industry participants. Government efforts to repeal or change the ACA or to implement alternative reform measures could result in lower numbers of insured individuals and reduced coverage for insured individuals and cause our net revenues to decrease. Some members of Congress have proposed expanding government-funded coverage, including single payor proposals. Furthermore, we are unable to predict the nature and success of future financial or delivery system reforms that may be implemented by other, non-governmental industry participants.

The industry trend toward value-based purchasing may negatively impact our revenues.

The trend in the healthcare industry toward value-based purchasing of healthcare services is growing among both government and commercial payors. Value-based purchasing programs emphasize quality of outcome and efficiency of care provided, rather than quantity of care provided. For example, Medicare requires hospices and home health agencies to report certain quality data in order to receive full reimbursement. Failure to report quality data or poor performance may negatively impact the amount of reimbursement received. CMS currently has a value-based purchasing program affecting home health providers in a number of pilot states, whereby providers receive payment bonuses or penalties based on their achievement of specified performance measures. CMS may expand this program and establish new programs affecting a broader range of providers. In addition, CMS publishes hospice quality measure data online to allow consumers and others to search and compare data for Medicare-certified hospice providers.

Other initiatives aimed at improving quality and cost of care include alternative payment models, including ACOs and bundled payment arrangements. It is unclear whether alternative models will successfully coordinate care and reduce costs or whether they will decrease overall reimbursement. Additionally, commercial payors have expressed intent to shift toward value-based reimbursement arrangements.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. While we believe we are adapting our business strategies to compete in a value-based reimbursement environment, we are unable at this time to predict how this trend will affect our results of operations. If we perform at a level below the outcomes demonstrated by our competitors, are unable to meet or exceed quality performance standards under any applicable value-based purchasing program, or otherwise fail to effectively provide or coordinate the efficient delivery of quality healthcare services, our reputation in the industry may be negatively impacted, we may receive reduced reimbursement amounts and we may owe repayments to payors, causing our revenues to decline.

Negative publicity or changes in public perception of our services may adversely affect our ability to receive referrals, obtain new agreements and renew existing agreements.

Our success in receiving referrals, obtaining new agreements and renewing our existing agreements depends upon maintaining our reputation as a quality service provider among governmental authorities, physicians, hospitals, discharge planning departments, case managers, nursing homes, rehabilitation centers, advocacy groups, consumers and their families, other referral sources and the public. While we believe that the services that we provide are of high quality, if our quality measures, which are published online by CMS, are deemed to be not of the highest value, our reputation could be negatively affected. Negative publicity, changes in public perceptions of our services or government investigations of our operations could damage our reputation and hinder our ability to receive referrals, retain agreements or obtain new agreements. Increased government scrutiny may also contribute to an increase in compliance costs and could discourage consumers from using our services. Any of these events could have a negative effect on our business, financial condition and operating results.

Our growth strategy depends on our ability to manage growing and changing operations and we may not be successful in managing this growth.

Our business plan calls for significant growth in business over the next several years through the expansion of our services in existing markets and the establishment of a presence in new markets. This growth would place significant demands on our management team, systems, internal controls and financial and professional resources. In addition, we will need to further develop our financial controls and reporting systems to accommodate any such future growth. This could require us to incur expenses for hiring additional qualified personnel, retaining professionals to assist in developing the appropriate control systems and expanding our information technology infrastructure. Our inability to effectively manage growth could have a material adverse effect on our financial results.

Future acquisitions or growth initiatives may be unsuccessful and could expose us to unforeseen liabilities.

Our growth strategy includes geographical expansion into new markets and the addition of new services in existing markets through the acquisition of local service providers. These acquisitions involve significant risks and uncertainties, including difficulties assimilating acquired personnel and other corporate cultures into our business, the potential loss of key employees or consumers of acquired providers, regulatory risks, and the assumption of liabilities, the exposure to unforeseen liabilities of acquired providers, and the diversion of management’s attention. In the past, we have made acquisitions that have not performed as expected or that we have been unable to successfully integrate with our existing operations. In addition, our due diligence review of acquired businesses may not successfully identify all potential issues. Further, following completion of an acquisition, we may not be able to maintain the growth rate, levels of revenue, earnings or operating efficiency that we and the acquired business have achieved or might achieve separately. The failure to effectively integrate future acquisitions could have an adverse impact on our operations.

We have grown our business through de novo offices and we may in the future selectively open new offices in existing and new states. De novo offices involve risks, including those relating to accreditation, hiring new personnel, establishing relationships with referral sources and delays or difficulty in installing our operating and information systems. We may not be successful in establishing de novo offices in a timely manner due to generating insufficient business activity and incurring higher than projected operating cost that could have a material adverse effect on our financial condition, results of operations and cash flows.

We may be unable to pursue acquisitions or expand into new geographic regions without obtaining additional capital or consent from our lenders.

At December 31, 2018 and December 31, 2017, we had cash balances of $70.4 million and $53.8 million, respectively. As of December 31, 2018 and 2017, we had $20.0 million and $44.4 million outstanding debt on the credit facility, respectively. After giving effect to the amount drawn on the credit facility, approximately $10.8 million and $11.8 million of outstanding letters of credit at December 31, 2018 and 2017 and borrowing limits based on an advanced multiple of adjusted EBITDA, we had $142.9 million and $105.1 million available for borrowing under the credit facility as of December 31, 2018 and 2017, respectively. Since the credit facility provides for borrowings based on a multiple of an EBITDA ratio, any declines in our EBITDA would result in a decrease in our available borrowings under the credit facility.

We cannot predict the timing, size and success of our acquisition efforts, our efforts to expand into new geographic regions or the associated capital commitments. If we do not have sufficient cash resources or availability under the credit facility, our growth could be limited unless we obtain additional equity or debt financing. In the future, we may elect to issue additional equity securities in conjunction with raising capital, completing an acquisition or expanding into a new geographic region. Such issuances could be dilutive to existing shareholders. In addition, our ability under the credit facility to consummate acquisitions is restricted if we exceed certain Total Net Leverage Ratio (as defined in the credit facility thresholds, without the consent of the lenders. However, the credit facility provides that, in the event (i) the Lenders are notified of a Material Acquisition (as defined in the credit facility) (which would include the Acquisition) and (ii) we make a Financial Covenant Increase Election (as defined in the credit facility), then the maximum Total Net Leverage Ratio for the fiscal quarter in which the election was made and the three immediately succeeding fiscal quarters will be increased. Further, the credit facility requires, among other things, that we are in pro forma compliance with the financial covenants set forth therein and that no event of default exists before and after giving effect to any proposed acquisition. Our ability to expand in a manner consistent with historic practices may be limited if we are unable to obtain such consent from our lenders.

As a result of the indemnification provisions of the Home Health Purchase Agreement pursuant to which we sold the Home Health Business, we may incur expenses and liabilities related to periods up to the date of sale or pursuant to our other indemnification obligations thereunder.

As a result of the indemnification provisions of the Home Health Purchase Agreement pursuant to which we sold the Home Health Business, we agreed to indemnify the purchasers of the Home Health Business (the “Purchasers”) for, among other things, (i) penalties, fines, judgments and settlement amounts arising from a violation of certain specified statutes, including the False Claims Act, the Civil Monetary Penalties Law, the federal Anti-Kickback Statute, the Stark Law or any state law equivalent in connection with the operation of the Home Health Business prior to the Closing, and (ii) any liability related to the failure of any reimbursement claim submitted to certain government programs for services rendered by the Home Health Business prior to the Closing to meet the requirements of such government programs, or any violation prior to the Closing of any healthcare laws. Such liabilities include amounts to be recouped by, or repaid to, such government programs as a result of improperly submitted claims for reimbursement or those discovered as a result of audits by investigative agencies. All services that we have provided that have been or may be reimbursed by Medicare are subject to retroactive adjustments and/or total denial of payments received from Medicare under various review and audit provisions included in the program regulations. The review period is generally described as six years from the date the services are provided but could be expanded to ten years under certain circumstances if fraud is found to have existed at the time of original billing. In the event that there are adjustments relating to the period prior to the Closing, we may be required to reimburse the Purchasers for the amount of such adjustments, which could adversely affect our business and financial condition.

In addition, pursuant to the Home Health Purchase Agreement, we are obligated to indemnify the Purchasers for breaches of representations, warranties and covenants, certain taxes and liabilities related to the pre-Closing period (other than specifically identified assumed liabilities). Any liability we have to the Purchasers under the Home Health Purchase Agreement could adversely affect our results of operations.

Our business may be harmed by labor relations matters.

We are subject to a risk of work stoppages and other labor relations matters because our hourly workforce is highly unionized. As of December 31, 2018, approximately 49.0% of our workforce was represented by the Service Employees International Union (the “SEIU”). We have numerous agreements with local SEIU affiliates which are renegotiated from time to time. These negotiations are often initiated when we receive increases in our hourly rates from various state agencies. Upon expiration of these collective bargaining agreements, we may not be able to negotiate labor agreements on satisfactory terms with these labor unions. A strike, work stoppage or other slowdown could result in a disruption of our operations and/or higher ongoing labor costs, which could adversely affect our business. Labor costs are the most significant component of our total expenditures and, therefore, an increase in the cost of labor could significantly harm our business.

Our operations subject us to risk of litigation.

Operating in the personal care services industry exposes us to an inherent risk of wrongful death, personal injury, professional malpractice and other potential claims or litigation brought by our consumers and employees. From time to time, we are subject to claims alleging that we did not properly treat or care for a consumer that we failed to follow internal or external procedures that resulted in death or harm to a consumer or that our employees mistreated our consumers, resulting in death or harm. We are also subject to claims arising out of accidents involving vehicle collisions brought by consumers whom we are transporting, from employees driving to or from home visits or other affected individuals.

In addition, regulatory agencies may initiate administrative proceedings alleging violations of statutes and regulations arising from our services and seek to impose monetary penalties on us. We could be required to pay substantial amounts to respond to regulatory investigations or, if we do not prevail, damages or penalties arising from these legal proceedings. We also are subject to potential lawsuits under the federal False Claims Act or other federal and state whistleblower statutes designed to combat fraud and abuse in our industry. These lawsuits can involve significant monetary awards or penalties which may not be covered by our insurance. If our third-party insurance coverage and self-insurance coverage reserves are not adequate to cover these claims, it could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in our defense, civil lawsuits or regulatory proceedings could distract us from running our business or irreparably damage our reputation.

Our insurance liability coverage may not be sufficient for our business needs.

Although we maintain insurance consistent with industry practice, the insurance we maintain may not be sufficient to satisfy all claims made against us. We cannot assure you that claims will not be made in the future in excess of the limits of our insurance, and any such claims, if successful and in excess of such limits, may have a material adverse effect on our business or assets. We utilize historical data to estimate our reserves for our insurance programs. If losses on asserted claims exceed the current insurance coverage and accrued reserves, our business, results of operations and financial condition could be adversely affected. Changes in our annual insurance costs and self-insured retention limits depend in large part on the insurance market, and insurance coverage may not continue to be available to us at commercially reasonable rates, in adequate amounts or on satisfactory terms.

Inclement weather or natural disasters may impact our ability to provide services.

Inclement weather or natural disasters may prevent our employees from providing authorized services. We are not paid for authorized services that are not delivered due to these weather events. Furthermore, prolonged inclement weather or the occurrence of natural disasters in the markets in which we operate could disrupt our relationships with consumers, employees and referral sources located in affected areas and, in the case of our corporate office, our ability to provide administrative support services, including billing and collection services. For example, one of our support centers and a number of our agencies are located in the Midwestern United States, New York and California, increasing our exposure to blizzards and other major snowstorms, ice storms, tornadoes, flooding, wildfires and earthquakes. The impact of disasters and similar events is inherently uncertain. Future inclement weather or natural disasters may adversely affect our reputation, business and consolidated financial condition, results of operations and cash flows.

Our business depends on our information systems. Our operations may be disrupted if we are unable to effectively integrate, manage and maintain the security of our information systems.

Our business depends on effective and secure information systems that assist us in, among other things, gathering information to improve the quality of consumer care, optimizing financial performance, adjusting consumer mix, monitoring regulatory compliance and enhancing staff efficiency. We rely on an external service provider, McKesson Information Solutions, LLC (“McKesson”), to provide continual maintenance, upgrading, and enhancement of our primary information systems used for our operational needs. The software we license from McKesson supports intake, personnel scheduling, office clinical and centralized billing and receivables management in an integrated database, enabling us to standardize the care delivered across our network of offices and monitor our performance and consumer outcomes. In addition, we also utilize the Horizon Homecare software solution to support our personal care business for branches acquired through our acquisition of Ambercare in the second quarter of 2018. These locations also provide Home Health and Hospice services. We recently purchased and implemented HomeCare Homebase to support these lines of business. All locations acquired through our recent purchase of Arcadia utilize Continulink for their home care and staffing business. Further, the business operations acquired through our VIP Health Care Services and Foremost transactions rely on software licensed from Arrow Healthcare Solutions (“Arrow”). Arrow’s technology supports the effective operation of our billing, scheduling, record maintenance and staff compensation functions for locations acquired from VIP and Foremost. To the extent providers fail to support the software or systems, or if we lose our licenses, our operations could be negatively be affected. Our business also depends on a comprehensive payroll and human resources system for basic payroll functions and reporting, payroll tax reporting, managing wage assignments and garnishments. We rely on an external service provider, ADP, to provide continual maintenance, upgrading and enhancement of our primary human resource and payroll systems. To the extent that ADP fails to support the software or systems, or any of the related support services provided by them, our internal operations could be negatively affected.

Our business also supports the use of Electronic Visit Verification (“EVV”) to collect visit submission information through our delivery of home care services. Our solution uses a combination of Interactive Voice Response and GPS enabled smartphones to capture time in and time out, mileage and travel time, as well as the completed care plan tasks. We license this software through CellTrak along with partnering with states who utilize Authenticare, SanData, and HealthStar. We rely on these providers to provide continual maintenance, enhancements, as well as security of any protected data. To the extent that our EVV vendors fail to support these processes, our internal operations could be negatively affected.

Under the 21st Century Cures Act, as amended, states have until January 1, 2020 to establish standards for EVV for Medicaid-funded personal care services. States that fail to meet this deadline will lose an escalating amount of their funding. To the extent that the states fail to properly implement EVV, our internal operations could be negatively affected.

If we experience a reduction in the performance, reliability, or availability of our information systems, our operations and ability to process transactions and produce timely and accurate reports could be adversely affected. If we experience difficulties with the transition and integration of information systems or are unable to implement, maintain, or expand our systems properly, we could suffer from, among other things, operational disruptions, regulatory problems, and increases in administrative expenses.

We have full backup of our key information systems. Should our main datacenter become inoperable because of a natural disaster or terrorist acts, our operations would failover to our geographically separate disaster recovery datacenter with a quick return to operations for all sites and systems. All of our sites and branch offices have redundant connections to our primary and backup datacenters using data lines and cellular connections through VPN or MPLS.

The key business functions for our main sites also have redundancies with key functions geographically split between our two main facilities, should one not be available due to the above mentioned scenarios.

While we believe these measures are reasonable, no system of information security is able to eliminate the risk of business disruptions.

A cyber-attack or security breach could cause a loss of confidential consumer data, give rise to remediation and other expenses, expose us to liability under HIPAA, consumer protection laws, common law and other legal theories, subject us to litigation and federal and state governmental inquiries, damage our reputation, and otherwise be disruptive to our business.

We rely extensively on our computer systems to manage clinical and financial data, to communicate with our consumers, payors, vendors and other third parties, and to summarize and analyze our operating results. We are required to comply with the federal and state privacy and security laws and requirements, including Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). In spite of our policies, procedures and other security measures used to protect our computer systems and data, occasionally, we have experienced breaches that have required us to notify affected consumers and the government, and we have worked with consumers and the government to resolve such issues. While these past breaches have not had a significant adverse impact on our business or results of operations, there can be no assurance that we will not be subject to additional and/or more severe cyber-attacks or security breaches in the future. Such attacks or breaches could result in loss of protected patient medical data or other information subject to privacy laws or disrupt our information technology systems or business. If our privacy and security practices are not in compliance with HIPAA and other applicable privacy and security laws and/or if we fail to satisfy applicable breach notification requirements in the event of a security breach, we could be subject to significant fines, penalties, lawsuits and reputational harm. We continue to prioritize cyber-security and the development of practices and controls to protect our systems and data. We utilize sophisticated firewalls to mitigate external threats and attacks through daily security content updates and intrusion prevention policies. In addition, all email is scanned for threats and viruses, and Domain Keys Identified Mail authentication and Sender Policy Framework records are used to mitigate spoofing and phishing attempts. Outgoing email is encrypted based on content and HIPAA regulations.

We may not be able to attract and retain qualified personnel or we may incur increased costs in doing so.

We must attract and retain qualified non-executive personnel in the markets in which we operate in order to provide our services. We compete for personnel with other providers of social and medical services as well as companies in other service-based industries. This competition has increased significantly as the unemployment rate has decreased in recent years. Increased competition for trained personnel or general inflationary pressures may require that we enhance our pay and benefits packages to compete effectively for such personnel. We may not be able to offset such added costs by increasing the rates we charge for our services. An increase in personnel costs could negatively impact our business. In addition, if we fail to attract and retain qualified and skilled personnel, our ability to conduct our business operations effectively would be harmed.

Competition may be greater for managers, such as regional and agency directors. Our ability to attract and retain personnel depends on several factors, including our ability to provide employees with attractive assignments and competitive benefits and salaries. The loss of one or more of the members of the executive management team or the inability of a new management team to successfully execute our strategies may adversely affect our business. If we are unable to attract and retain qualified personnel, we may be unable to provide our services, the quality of our services may decline, and we could lose consumers and referral sources.

We may be more vulnerable to the effects of a public health catastrophe than other businesses due to the nature of our consumers.

The majority of our consumers are older individuals with complex medical challenges, many of whom may be more vulnerable than the general public during a pandemic or in a public health catastrophe. Our employees are also at greater risk of contracting contagious diseases due to their increased exposure to vulnerable consumers. For example, if a flu pandemic were to occur, we could suffer significant losses to our consumer population or a reduction in the availability of our employees and, at a high cost, be required to hire replacements for affected workers. Accordingly, certain public health catastrophes could have a material adverse effect on our financial condition and results of operations.

We depend on the services of our executive team members.

Our success depends upon the continued employment of certain members of our executive team to manage several of our key functional areas, including operations, business development, accounting, finance, human resources, marketing, information systems, contracting and compliance. In 2016 and 2017, we changed a majority of the members of senior management, beginning with our CEO. The departure of any member of our executive team may materially adversely affect our operations.

If we were required to write down all or part of our goodwill and/or our intangible assets, our net earnings and net worth could be materially adversely affected.

Goodwill and intangible assets with finite lives represent a significant portion of our assets. Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. For example, if our market capitalization drops significantly below the amount of net equity recorded on our balance sheet, it might indicate a decline in our fair value and would require us to further evaluate whether our goodwill has been impaired. If as part of our annual review of goodwill and intangibles, we were required to write down all or a significant part of our goodwill and/or intangible assets, our net earnings and net worth could be materially adversely affected, which could affect our flexibility to obtain additional financing. In addition, if our assumptions used in preparing our valuations for purposes of impairment testing differ materially from actual future results, we may record impairment charges in the future and our financial results may be materially adversely affected. We had $135.4 million and $90.3 million of goodwill and $23.8 million and $16.6 million of intangible assets recorded on our Consolidated Balance Sheets at December 31, 2018 and 2017, respectively.

It is not possible at this time to determine if there will be any future impairment charge, or if there is, whether such charges would be material. We will continue to review our goodwill and other intangible assets for possible impairment. We cannot be certain that a downturn in our business or changes in market conditions will not result in an impairment of goodwill or other intangible assets and the recognition of resulting expenses in future periods, which could adversely affect our results of operations for those periods.

Ineffective internal control over financial reporting could adversely impact our business and stock price.

Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires our management to report on, and requires our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. Compliance with SEC regulations adopted pursuant to Section 404 of the Sarbanes Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. Compliance with Section 404(b) of the Sarbanes-Oxley Act has increased our legal and financial compliance costs making some activities more difficult, time-consuming or costly and may also place strain on our personnel, systems and resources.

Accordingly, we are required to have an audit of our internal controls over financial reporting. As described under Item 9A. “Controls and Procedures” of our Annual Report on Form 10-K for the year ended December 31, 2018, our management determined that a material weakness in internal controls existed as of December 31, 2018. The assessment was based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

To the extent that we now or in the future have deficiencies in our internal controls over financial reporting that are not remediated, our ability to accurately and timely report our financial position, results of operations, cash flows or key operating metrics could be impaired, which could result in a material misstatement in our financial statements, late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements or other corrective disclosures, or other material adverse effects on our business, reputation, results of operations, financial condition or liquidity and could create a perception that our financial results do not fairly state our financial condition or results of operations, any of which could have an adverse effect on the value of our stock.

Compliance with changing regulations including specific program compliance, corporate governance and public disclosure will result in additional expenses and pose challenges for our management team.

The state agencies that contract for our services require our compliance with various rules and regulations affecting the services we provide. We have a compliance officer who monitors and reports on our efforts for achieving the desired results. State agencies are recommending increased rules and regulations in an effort to control the growth of these programs and their overall costs. The implementation of these changes may require us to increase our efforts to remain compliant, may reduce the authorizations for services to be provided, and may result in certain consumers no longer being eligible for our services all of which may result in lower revenues and increased costs, reducing our operating performance and profitability. If we continue to serve our consumers without addressing these increased regulations we are at risk for non-compliance with program requirements and potential penalties.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated thereunder, the Sarbanes-Oxley Act and SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the U.S. public markets. We are committed to maintaining high standards of internal controls over financial reporting, corporate governance and public disclosure. As a result, we intend to continue to invest appropriate resources to comply with evolving standards, and this investment has resulted and will likely continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Restrictive covenants in the agreements governing our indebtedness may adversely affect us.

The credit facility contains various covenants that limit our ability to take certain actions, including our ability to:

∎	make, create, incur, assume or suffer to exist any lien;

∎	sell or otherwise dispose of assets, including capital stock of subsidiaries;

∎	merge, consolidate, sell or otherwise dispose of all or substantially all our assets;

∎	make restricted payments, including paying dividends and making certain loans and investments;

∎	create, incur, assume, permit to exist, or otherwise become or remain directly or indirectly liable with respect to any additional indebtedness;

∎	enter into transactions with affiliates;

∎	engage in any line of additional line of business;

∎	amend our organization documents;

∎	make a change in accounting treatment or reporting practices, change our name or change our jurisdiction of organization or formation;

∎	make any payment or prepayment of certain subordinated indebtedness;

∎	enter into agreements that restrict dividends and certain other payments from subsidiaries;

∎	engage in a sale leaseback or similar transaction; and

∎	make certain capital expenditures.

In addition, the credit facility contains restrictive covenants and requires us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet these restrictive covenants and financial ratios and tests may be affected by events beyond our control, and we cannot assure you that we will meet those tests.

A breach of any of these covenants could result in a default under the credit facility. Upon the occurrence of an event of default under the credit facility, all amounts outstanding under the credit facility may become immediately due and payable and all commitments under the credit facility to extend further credit may be terminated. The acceleration of any such indebtedness will result in an event of default under all of our other long-term indebtedness.

Changes in interest rates may adversely affect our earnings and/or cash flows.

A substantial portion of our indebtedness under the credit facility bears interest at variable interest rates that use the London Inter-Bank Offered Rate (“LIBOR”) as a benchmark rate. On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit LIBOR quotations after 2021 (the “FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis cannot and will not be assured after 2021, and LIBOR may cease to exist or otherwise be unsuitable for use as a benchmark. Recent proposals for LIBOR reforms may result in the establishment of new methods of calculating LIBOR or the establishment of one or more alternative benchmark rates. Although the credit facility provides for alternative base rates, some of those alternative base rates are related to LIBOR, and the consequences of any potential cessation, modification or other reform of LIBOR cannot be predicted at this time. If LIBOR ceases to exist, we most likely will need to amend the credit facility, and we cannot predict what alternative interest rate(s) will be negotiated with our counterparties. As a result, our interest expense may increase, our ability to refinance some or all of our existing indebtedness may be impacted and our available cash flow may be adversely affected.

Risks Related to the Hospice Partners Acquisition

We may fail to complete the acquisition of Hospice Partners on a timely basis or at all.

We have entered into a Purchase Agreement to acquire the outstanding equity interests of Hospice Partners, which provides hospice services, for a purchase price of approximately $130.0 million, payable in full in cash at the closing, subject to customary adjustments for working capital and other items. The Acquisition is expected to close on or about October 1, 2019, subject to customary closing conditions. The net proceeds of this offering may be used to fund the Acquisition, or in order to repay existing indebtedness on the credit facility used to fund the Acquisition.

We cannot provide any assurance that the closing conditions of the Acquisition will be met or waived, or that we will be able to successfully consummate the Acquisition as provided for under the Purchase Agreement, or, if such acquisition is completed, the timing of such closing. In addition, we have incurred, and will continue to incur, significant costs, expenses and fees for professional services and other transaction costs, in connection with the Acquisition, and these fees and costs are payable by us regardless of whether the Acquisition is consummated. If we fail to consummate the Acquisition or should the completion of the Acquisition be significantly delayed, we could fail to realize all or a portion of the intended economic benefits of the Acquisition. If we fail to consummate the Acquisition, we may seek to acquire another business or businesses in the future, but we may not be able to identify suitable acquisition candidates on attractive terms or at all, or such acquisitions may take a significant amount of time to accomplish. Any failure to complete the Acquisition could have a negative impact on our business, financial condition and the market price of our common stock.

We may not realize the benefits that are anticipated from the Acquisition.

The benefits that are expected to result from the Acquisition will depend, in part, on our ability to realize the growth opportunities we anticipate from the Acquisition. Our success in realizing these growth opportunities, and the timing of this realization, depends, in part, on Hospice Partners performing in accordance with our expectations and the successful integration of Hospice Partners. Even if we are able to integrate Hospice Partners successfully and it performs as expected, this integration may not result in the realization of the full benefits of the growth opportunities we currently expect, nor can we give assurances that these benefits will be achieved when expected or at all. Moreover, we also expect to incur expenses in connection with the integration of Hospice Partners. Further, our due diligence review of Hospice Partners may not successfully identify all potential issues. Accordingly, the benefits from the Acquisition may be offset by costs incurred or delays in integrating the businesses. In addition, the integration of Hospice Partners may result in material unanticipated problems, expenses, liabilities, regulatory risks, and diversion of management’s attention. Further, following completion of the Acquisition, we may not be able to maintain the growth rate, levels of revenue, earnings or operating efficiency that we and the Hospice Partners business have achieved or might achieve separately.

The pendency of the Acquisition could adversely affect our business, financial results, and operations, and the market price of shares of our common stock.

The announcement and pendency of the Acquisition could cause disruptions and create uncertainty surrounding our business and affect our relationships with our customers and employees. In addition, we have diverted, and will continue to divert, significant management resources to complete the Acquisition, which could have a negative impact on our ability to manage existing operations or pursue alternative strategic transactions, which could adversely affect our business, financial condition and results of operations. Until the completion of the Acquisition, holders of shares of our common stock will be exposed to the risks faced by our existing business without any of the potential benefits from the Acquisition. As a result of investor perceptions about the terms or benefits of the Acquisition, the market price of shares of our common stock may decline.

Risks Related to Our Common Stock and This Offering

We have not committed to any specific use of the net proceeds of this offering in the event that the Acquisition is not consummated.

We expect to use some of the net proceeds of this offering, to fund the approximately $130.0 million purchase price for the Acquisition and the related fees and expenses of the Acquisition, which may initially include the repayment of some, if not all, of the indebtedness outstanding under the credit facility, to temporarily reduce such outstanding indebtedness during the pendency of the Acquisition, and upon the closing of the Acquisition utilize the credit facility to pay the cash purchase price for the Acquisition, as well as any related fees and expenses of Acquisition. However, this offering is not conditioned upon the completion of the Acquisition and, if the Acquisition is not consummated for any reason, we will have broad discretion in the application of the net proceeds from this offering. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of any net proceeds we receive in this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds we receive in this offering in a manner that does not produce income or that loses value. If we do not invest or apply the net proceeds from this offering or our existing cash in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline. Pending their use, we may invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities with insignificant rates of return. These investments may not yield a favorable return to our stockholders.

The market price of our common stock may be volatile and this may adversely affect our stockholders.

The price at which our common stock trades may be volatile. The stock market has recently experienced significant price and volume fluctuations that have affected the market prices of all securities, including securities of healthcare companies. The market price of our common stock may be influenced by many factors, including:

∎	our operating and financial performance;

∎	variances in our quarterly financial results compared to expectations;

∎	the depth and liquidity of the market for our common stock;

∎	future sales of common stock or debt or the perception that sales could occur;

∎	investor perception of our business and our prospects;

∎	developments relating to the occurrence of risks impacting our company, including any of the risk factors set forth herein; or

∎	general economic and stock market conditions.

In addition, the stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of homecare companies. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance. In the past, securities class-action litigation has often been brought against companies following periods of volatility in the market price of their respective securities. We have been and may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert our management team’s attention as well as resources from the operation of our business.

We do not anticipate paying dividends on our common stock in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend solely on appreciation in the price of our common stock.

We have not paid dividends on our shares of common stock and intend to retain all future earnings to finance the continued growth and development of our business and for general corporate purposes. In addition, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future payment of cash dividends will depend upon our financial condition, capital requirements, credit facility limitations, earnings and other factors deemed relevant by our board of directors. The credit facility restricts our ability to declare or pay any upstream dividend or other distribution from our affiliates to the Company unless no default or event of default has occurred and is continuing or would arise as a result thereof and the aggregate amount of dividends and distributions paid in any fiscal year does not exceed $7.5 million per annum.

If securities or industry analysts fail to publish research or reports about our business or publish negative research or reports, or our results are below analysts’ estimates, our stock price and trading volume could decline.

The trading market for our common stock may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If analysts fail to publish reports on us regularly or at all, we could fail to gain visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If one or more analysts do cover us and downgrade their evaluations of our stock or our results are below analysts’ estimates, our stock price would likely decline. In addition, a single comment or report from one of the analysts whether positive or negative, could result in a significant increase or decrease in our stock price. Further, our inclusion on or exclusion from various published stock market indices may cause our stock price to rise or decline.

Provisions in our organizational documents and Delaware or certain other state laws could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws and anti-takeover provisions of the Delaware General Corporation Law, could discourage, delay or prevent an unsolicited change in control of our company, which could adversely affect the price of our common stock. These provisions may also have the effect of making it more difficult for third parties to replace our current management without the consent of the board of directors. Provisions in our amended and restated certificate of incorporation and bylaws that could delay or prevent an unsolicited change in control include:

∎	a staggered board of directors;

∎	limitations on persons authorized to call a special meeting of stockholders; and

∎	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval.

As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. This section generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner. However, because the Eos Funds acquired their shares prior to our IPO, Section 203 is currently inapplicable to any business combination with the Eos Funds or their affiliates. In addition, our amended and restated bylaws require that any stockholder proposals or nominations for election to our board of directors must meet specific advance notice requirements and procedures, which make it more difficult for our stockholders to make proposals or director nominations. Certain states in which we operate, such as New York, may require regulatory approval of persons meeting such states’ definition of “controlling persons” or similar concepts, which could delay or deter a change of control or other business combination with us.

We are able to issue shares of preferred stock with greater rights than our common stock.

Our board of directors is authorized to issue one or more series of preferred stock from time to time without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights and preferences over our common stock with respect to dividends and other terms. If we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or other terms, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Sales of a substantial number of shares of our common stock or preferred stock in the public market could depress the price of our common stock

As of August 29, 2019, there were 13,108,135 shares of our common stock outstanding, 654,742 shares of common stock issuable upon the exercise of outstanding stock options, and an additional 150,776 shares of our common stock that may be issued in connection with outstanding equity awards held by management, other employees and directors. As of August 29, 2019, 732,679 shares of our common stock were reserved for future awards pursuant to our equity compensation plans without stockholder approval. We also have the authority to issue up to 10,000,000 shares of preferred stock upon terms that are determined by our board of directors. In addition, we have registered with the SEC the potential issuance of shares of common stock, shares of preferred stock, warrants and units by the Company and the shares held by the selling stockholders on an automatic registration statement on Form S-3. The proceeds to be received from any sale by the Company of these securities, if issued, may be used for general corporate purposes, including future acquisitions or investments, and the repayment of indebtedness outstanding under the credit facility. Sales of a substantial number of these securities in the public market, or factors relating to the terms we may determine for our common stock, preferred stock, debt securities, warrants, units and options, could decrease the market price of our common stock. In addition, the perception that such sales might occur may cause the market price of our common stock to decline. Future issuances or sales of our common stock could have an adverse effect on the market price of our common stock or make it more difficult for you to sell your shares of our common stock at a time and price that you deem appropriate.

In addition, as described under the caption “Underwriting,” our directors and executive officers have agreed, subject to certain exceptions, not to offer, sell or contract to sell, directly or indirectly, any shares of our common stock for a period of 60 days from the date of this prospectus supplement. Sales of a substantial number of such shares upon expiration of such period, or the perception that such sales might occur, could have an adverse effect on the market price of our common stock or make it more difficult for you to sell your shares of our common stock at a time and price that you deem appropriate.

Your percentage of ownership in us will be diluted as a result of this offering and may be diluted in the future.

As with any publicly traded company, your percentage ownership in us will be diluted as a result of this offering and may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we expect will be granted to our directors, officers and employees.

USE OF PROCEEDS

The net proceeds from the sale of the 2,000,000 shares of common stock that we are offering will be approximately $                million (or approximately                 million if the underwriters exercise their option to purchase additional shares in full), based on a public offering price of $                per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use some of the net proceeds we receive from this offering to fund the approximately $130.0 million purchase price for the Acquisition, and may use any remaining net proceeds of this offering, or all of the net proceeds from this offering if the Acquisition is not consummated, for general corporate purposes, including future acquisitions or investments, and the repayment of indebtedness outstanding under the credit facility. This offering is not conditioned upon successful completion of the Acquisition. As of August 30, 2019, we had a total of $19.4 million in revolving loans, with an interest rate of 3.984%, and $43.5 million term loans, with an interest rate of 3.980%, outstanding on the credit facility. The credit facility matures in May 8, 2023. Interest on the credit facility is payable at (x) the sum of (i) an applicable margin ranging from 0.75% to 1.50% based on the applicable senior net leverage ratio plus (ii) a base rate equal to the greatest of (a) the rate of interest last quoted by The Wall Street Journal as the “prime rate,” (b) the sum of the federal funds rate plus a margin of 0.50% and (c) the sum of the adjusted LIBOR that would be applicable to a loan with an interest period of one month advanced on the applicable day (not to be less than 0.00%) plus a margin of 1.00% or (y) the sum of (i) an applicable margin ranging from 1.75% to 2.50% based on the applicable senior net leverage ratio plus (ii) the offered rate per annum for similar dollar deposits for the applicable interest period that appears on Reuters Screen LIBOR01 Page (not to be less than zero).

As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Accordingly, our management will have broad discretion in the application of these proceeds. Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing instruments or other investment-grade securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2019 on:

∎	an actual basis; and

∎

an as adjusted basis, after giving effect to this offering and the payment of underwriting discounts and commissions and estimated offering expenses payable by us (but not the application of the net proceeds therefrom).

The table below assumes no exercise by the underwriters of their option to purchase additional shares of common stock.

This table should be read in conjunction with the sections titled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 18, 2019 and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 that we filed with the SEC on August 8, 2019.

	AS OF JUNE 30, 2019
	ACTUAL	AS ADJUSTED
	(dollars in thousands)
Cash and cash equivalents	54,792

Long-term debt (including current maturities)
Long-term debt, less current portion, net of debt issuance costs	36,231
Long-term operating lease liabilities	12,929
Deferred tax liabilities, net	617

Other long-term liabilities	242

Total debt	50,019
Stockholders’ equity
Preferred stock, $.001 par value per share; 10,000,000 shares authorized actual and as adjusted; no shares issued and outstanding actual and as adjusted	—
Common stock, $.001 par value per share; 40,000,000 shares authorized actual, and as adjusted; 13,218,613 and 15,108,135 shares issued and outstanding, respectively, actual, and as adjusted	13
Additional paid-in capital	181,111

Retained earnings	108,217

Total stockholders’ equity	289,341

Total capitalization	339,360

DIVIDEND POLICY

We do not currently pay and do not currently anticipate paying dividends on our common stock following this offering. Any declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants in our debt agreements, will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the current beneficial ownership of the selling stockholders, the number of shares of common stock being offered by the selling stockholders hereby and information with respect to shares to be beneficially owned by the selling stockholders after completion of this offering.

The number of shares and percentages of beneficial ownership set forth below are based on 13,108,135 shares of our common stock issued and outstanding as of August 29, 2019 and 15,108,135 shares issued and outstanding upon consummation of this offering (or 15,408,135 assuming the underwriter’s option to purchase additional shares is exercised in full). Beneficial ownership is determined under the SEC rules and regulations and generally includes voting or investment power over securities. Except as indicated in the footnotes to this table, we believe that the selling stockholders identified in the table possess sole voting and investment power over all shares of equity securities shown as beneficially owned by the selling stockholders.

The information in the table below with respect to the selling stockholders has been obtained from the selling stockholders. When we refer to the “selling stockholders” in this prospectus supplement, we mean the selling stockholders listed in the table below, as well as their respective pledgees, donees, assignees, transferees and successors and others who may hold any of the selling stockholders’ interest.

			SHARES TO BE SOLD IN THIS OFFERING		SHARES BENEFICIALLY OWNED AFTER THIS OFFERING
	SHARES BENEFICIALLY OWNED PRIOR TO THIS OFFERING		ASSUMING THE UNDERWRITER’S OPTION TO PURCHASE ADDITIONAL SHARES IS NOT EXERCISED	ASSUMING THE UNDERWRITER’S OPTION TO PURCHASE ADDITIONAL SHARES IS EXERCISED IN FULL	ASSUMING THE UNDERWRITER’S OPTION TO PURCHASE ADDITIONAL SHARES IS NOT EXERCISED		ASSUMING THE UNDERWRITER’S OPTION TO PURCHASE ADDITIONAL SHARES IS EXERCISED IN FULL
NAME OF SELLING STOCKHOLDERS	NUMBER	PERCENT	NUMBER	NUMBER	NUMBER	PERCENT	NUMBER	PERCENT
Eos Funds(1)	1,731,638	13.2%	500,000	575,000	1,231,638	8.2%	1,156,638	7.5%

(1)	Consist of 634,367 shares held by ECP Helios Partners III, L.P., 564,980 shares held by ECP General III, L.P., and 532,291 shares held by Eos Partners SBIC III, L.P. Based on (a) the information included in the Form 4 filed with the SEC on June 12, 2019, which reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by ECP Helios Partners III, L.P., ECP General III, L.P., and Eos Partners SBIC III, L.P., and (b) subsequent information known to the Company. The selling stockholders may be deemed to have shared voting power and shared dispositive power over these shares. Shares to be sold in this offering consist of 183,170 shares by ECP Helios Partners III, L.P., 163,134 shares by ECP General III, L.P., and 153,696 shares by Eos Partners SBIC III, L.P. (or 210,646, 187,604, and 176,750 shares, respectively, if the underwriters exercise their option to purchase additional shares in full). Because each of these funds is ultimately under common management that shares the power to direct the voting and disposition of the shares, each of these entities and its affiliates may be deemed to share beneficial ownership of the shares owned by the others. As a managing director of Eos Management, L.P., Mark L. First, one of our directors, may be deemed to have voting and investment control over and may be considered a beneficial owner of the stock owned by the selling stockholders. Mr. First disclaims any beneficial ownership of the stock owned by the selling stockholders. The principal business address of the selling stockholders is 437 Madison Avenue, 14th Floor, New York, New York 10022.

Relationship between the Selling Stockholders and Us

Mr. First, a member of our board of directors, is affiliated with the selling stockholders; however, we consider Mr. First an independent director under Nasdaq rules. See the section of our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2019, titled “Corporate Governance—Director Independence.”

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE

TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of material United States federal income and estate tax consequences to a Non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock purchased in this offering, but does not purport to be a complete analysis of all potential tax effects. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations promulgated under the Code (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. Those authorities may be changed or be subject to differing interpretations, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below and which may adversely affect a Non-U.S. holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

Except where noted, this discussion deals only with common stock that is held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to you in light of your particular circumstances. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

∎	U.S. expatriates and former citizens or long-term residents of the United States;

∎	persons subject to the alternative minimum tax;

∎	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

∎	persons subject to special tax accounting rules under Section 451(b) of the Code;

∎	banks, insurance companies, and other financial institutions;

∎	brokers, dealers or traders in securities;

∎	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

∎	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

∎	tax-exempt organizations or governmental organizations;

∎	persons deemed to sell our common stock under the constructive sale provisions of the Code; and

∎	tax-qualified retirement plans.

If an entity treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your own tax advisors.

This discussion is not tax advice. If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Definition of Non-U.S. Holder

A “Non-U.S. holder” means any beneficial owner of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

∎	an individual citizen or resident of the United States;

∎

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

∎	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

∎

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

A modified definition of “Non-U.S. holder” applies for United States federal estate tax purposes (as discussed below).

Distributions

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will constitute a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated as a return of capital and first be applied against and reduce the adjusted tax basis of your common stock (but not below zero). Any excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Dividends paid to you generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct by you of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided that you must provide a properly executed Internal Revenue Service Form W-8ECI (or other applicable form) in accordance with the applicable certification requirements in order to establish an exemption from this withholding. Instead, such dividends are subject to United States federal income tax on a net-income basis generally in the same manner as if you were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you wish to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends, you will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that you are not a United States person as defined under the Code and are eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain Non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty but fail to timely furnish the required documentation, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Sale or Other Taxable Disposition of Common Stock

Subject to the discussion of backup withholding and FATCA below, any gain realized by you on the taxable disposition of our common stock generally will not be subject to United States federal income tax unless:

∎

the gain is effectively connected with the conduct of a trade or business by you in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment);

∎	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

∎	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

A Non-U.S. holder described in the first bullet point immediately above generally will be subject to tax on the net gain derived from the disposition in the same manner as if the Non-U.S. holder were a United States person as defined under the Code. In addition, if any Non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such Non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. holder described in the second bullet point immediately above generally will be subject to a flat 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the disposition, which gain may be offset by United States-source capital losses, even though the individual is not considered a resident of the United States.

Although there can be no assurance, we believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Federal Estate Tax

Our common stock that is owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in his or her gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and, therefore, may be subject to United States federal estate tax.

Information Reporting and Backup Withholding

Distributions paid to you and the amount of tax withheld, if any, with respect to such distributions generally will be reported to the Internal Revenue Service. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or exchange of information agreement.

You may be subject to backup withholding on dividends paid to you unless you certify, on an applicable Internal Revenue Service Form W-8, under penalty of perjury that you are a Non-U.S. person, or otherwise establish an exemption.

Information reporting and, depending on the circumstances, backup withholding generally will apply to the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless you certify, on an applicable Internal Revenue Service Form W-8, under penalty of perjury that you are a Non-U.S. person, or otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

The Foreign Account Tax Compliance Act (commonly referred to as “FATCA”), imposes a U.S. federal withholding tax of 30% on certain payments (including dividends on our common stock) to “foreign financial institutions” (as specifically defined under these rules) and certain other Non-U.S. holders that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. security holders and/or U.S. account holders. Accordingly, the entity through which our common stock is held may affect the determination of whether such withholding is required. Under certain circumstances, a Non-U.S. Holder may be eligible for refunds or credits of such taxes. The IRS has issued proposed Treasury Regulations upon which taxpayers may generally rely, that exclude gross proceeds from the sale or other disposition of stock from the application of the withholding tax imposed under FATCA. An intergovernmental agreement between the U.S. and an applicable foreign country may modify the requirements described in this paragraph. You should consult with your tax advisors regarding the possible implications of this legislation and any applicable intergovernmental agreements on investment in our common stock.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                 , 2019, among us, the selling stockholders and Jefferies LLC, RBC Capital Markets, LLC and Raymond James & Associates, Inc., as the representatives of the underwriters named below and the joint book-running managers of this offering, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
RBC Capital Markets, LLC
Raymond James & Associates, Inc.
Robert W. Baird & Co. Incorporated
Oppenheimer & Co. Inc.
Stephens Inc.
William Blair & Company, L.L.C.
BMO Capital Markets Corp.
Sidoti & Company, LLC

Total	2,500,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $                 per share of common stock. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we and the selling stockholders are to pay the underwriters and the proceeds, before expenses, to us and the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from us.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Proceeds to the selling stockholders, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            . The selling stockholders have agreed to pay all necessary transfer and other stamp taxes in connection with the sale of their shares to the underwriters, their portion of the SEC filing fee, and all fees and expenses of their counsel. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $25,000.

Listing

Our common stock is listed on Nasdaq under the trading symbol “ADUS”.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 300,000 shares from us and up to 75,000 shares from the selling stockholders at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our executive officers, directors and the selling stockholders have agreed, subject to specified exceptions, not to directly or indirectly:

∎

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

∎

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

∎

publicly announce an intention to do any of the foregoing for a period of 60 days after the date of this prospectus without the prior written consent of (i) Jefferies LLC and (ii) RBC Capital Markets, LLC, or Raymond James & Associates, Inc.

This restriction terminates after the close of trading of the common stock on and including the 60th day after the date of this prospectus.

Jefferies LLC, together with either RBC Capital Markets, LLC, or Raymond James & Associates, Inc., may, in their sole discretion and at any time or from time to time before the termination of the 60-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of we, the selling stockholders or any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Disclaimers About Non-U.S. Jurisdictions

European Economic Area

In relation to each member state of the European Economic Area, no offer of shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares referred to in (a) to (c) above shall result in a requirement for the Corporation or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of the shares, or who initially acquires any shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the Corporation that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representative has been given to the offer or resale; or where the shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Corporation, the underwriter and its respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Corporation or any of the representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Corporation nor the representative have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Corporation or the representative to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of the shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2017/1129 (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom who are “qualified investors” or otherwise in circumstances which do not require publication by the Corporation of a prospectus pursuant to section 85(1) of the UK Financial Services and Markets Act 2000.

Any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, investment professionals falling within Article 19(5), or high net worth entities falling within Article 49(2), of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or other persons to whom such investment or investment activity may lawfully be made available (together, “relevant persons”). Persons who are not relevant persons should not take any action on the basis of this prospectus and should not act or rely on it.

Hong Kong

WARNING: The contents of this prospectus supplement have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to any offer of the shares. If recipients are in any doubt about any of the contents of this prospectus supplement, they should obtain independent professional advice.

The shares may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and the underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to the offering, the Corporation, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the shares described in this prospectus supplement has been and will not be submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the shares has been or will be:

∎	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

∎	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

∎

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case acting for their own account, or otherwise in circumstances in which no offer to the public occurs, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

∎	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

∎

in a transaction that, in accordance with Article L.411-2-I-1° -or-2° -or 3° of the French Code monétaire et financier and Article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (offre au public).

The shares may not be distributed directly or indirectly to the public except in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Notice to Prospective Investors in Canada

Resale Restrictions

The distribution of shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the the shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing the shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

∎

the purchaser is entitled under applicable provincial securities laws to purchase the the shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

∎	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

∎	where required by law, the purchaser is purchasing as principal and not as agent, and

∎	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Bass, Berry & Sims PLC, Nashville, Tennessee, will issue an opinion with respect to the validity of the issuance of the securities being offered hereby. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham and Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Addus HomeCare Corporation at December 31, 2018 and 2017 and for the two years then ended incorporated by reference in Addus HomeCare Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2018, including schedules as of December 31, 2018 and for the two years then ended appearing therein, and the effectiveness of Addus HomeCare Corporation’s internal control over financial reporting as of December 31, 2018, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, which concluded, among other things, that Addus HomeCare Corporation did not maintain effective internal control over financial reporting as of December 31, 2018, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), because of the effects of the material weakness described therein, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements for the year ended December 31, 2016 incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Addus HomeCare Corporation for the year ended December 31, 2018 have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus supplement is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below (File No. 001-34504) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (in each case, other than those documents or the portions of those documents deemed to have been furnished and not filed in accordance with SEC rules, including Current Reports on Form 8-K furnished under Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01)) until all of the shares of common stock covered by this prospectus supplement are sold:

∎	our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 18, 2019;

∎

our annual Proxy Statement on Schedule 14A relating to our annual meeting of stockholders, filed on April 29, 2019 (with respect to those portions incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2018);

∎	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the SEC on May 9, 2019;

∎	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the SEC on August 8, 2019;

∎	our Current Reports on Form 8-K, filed with the SEC on April 8, 2019, April 26, 2019 (as amended on May 10, 2019), June 17, 2019, July 24, 2019, and August 28, 2019; and

∎

the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on October 23, 2009, including any amendments or reports filed for the purpose of updating that description.

You may request a copy of any or all of these documents (other than exhibits, unless they are specifically incorporated by reference in this prospectus supplement and the accompanying prospectus supplement), which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Addus HomeCare Corporation

6801 Gaylord Parkway, Suite 110

Frisco Texas 75034

Attn: Secretary

Telephone: (469) 535-8200

PROSPECTUS

COMMON STOCK

PREFERRED STOCK

WARRANTS

UNITS

We may offer and sell from time to time, in one or more series or issuances and on terms that we will determine at the time of the offering, any combination of common stock, preferred stock and warrants, either separately or in units.

In addition, selling stockholders to be named in a prospectus supplement may offer, from time to time, shares of our common stock. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. We will provide specific terms of any offering in a supplement to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus before you purchase any of the securities offered hereby.

These securities may be offered and sold directly by us, or by any selling stockholder to be identified in any accompanying prospectus supplement to or through one or more underwriters, dealers and agents or directly to purchasers or through a combination of these methods, on a continuous or delayed basis. The applicable prospectus supplement will provide the names of any underwriters, dealers or agents, the specific terms of the plan of distribution, any over-allotment option and any applicable underwriting discounts and commissions.

Our common stock is listed on the Nasdaq Global Market under the symbol “ADUS.”

Investing in our securities involves significant risks. See “Risk Factors” beginning on page 4 of this prospectus. You should also consider the risk factors described in the accompanying prospectus supplement and the documents we incorporate by reference before investing in any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 3, 2019.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the U.S. Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Under the shelf registration rules, we and/or one or more selling stockholders may, from time to time, sell in one or more offerings, any of the securities described in this prospectus.

This prospectus provides you with a general description of the securities we may sell. Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the additional information described under the headings “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” before making an investment decision. You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information in this prospectus, any accompanying prospectus supplement or any documents we incorporate by reference is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospectus may have changed since that date.

In this prospectus “we,” “us,” “our” and the “Company” refer to Addus HomeCare Corporation, a Delaware corporation.

FORWARD-LOOKING STATEMENTS

This prospectus (including the documents incorporated by reference) contains, and any accompanying prospectus supplement may contain, forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “will,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, changes in operational and reimbursement processes and payment structures at the state or federal levels; changes in Medicaid, Medicare, other government program and managed care organizations policies and payment rates; changes in, or our failure to comply with existing, federal and state laws or regulations or our failure to comply with new government laws or regulations on a timely basis; competition in the healthcare industry; the geographical concentration of our operations; changes in the case mix of consumers and payment methodologies; operational changes resulting from the assumption by managed care organizations of responsibility for managing and paying for our services to consumers; the nature and success of future financial and/or delivery system reforms; changes in estimates and judgments associated with critical accounting policies; our ability to maintain or establish new referral sources; our ability to renew significant agreements or groups of agreements; our ability to attract and retain qualified personnel; federal, city and state minimum wage pressure, including any failure of Illinois or any other governmental entity to enact a minimum wage offset and/or the timing of any such enactment; changes in payments and covered services due to the overall economic conditions and deficit spending by federal and state governments; cost containment initiatives undertaken by state and other third-party payors; our ability to access financing through the capital and credit markets; our ability to meet debt service requirements and comply with covenants in debt agreements; business disruptions due to natural disasters or acts of terrorism; our ability to integrate and manage our information systems; our expectations regarding the size and growth of the market for our services; the acceptance of privatized social services; our expectations regarding changes in reimbursement rates; eligibility standards and limits on services imposed by state governmental agencies; the potential for litigation; discretionary determinations by government officials; our ability to successfully implement our business model to grow our business; our ability to continue identifying, pursuing and integrating acquisition opportunities and expand into new geographic markets; the impact of acquisitions and dispositions on our business; the effectiveness, quality and cost of our services; our ability to successfully execute our growth strategy; changes in tax rates; the impact of inclement weather or natural disasters; and various other matters, many of which are beyond our control, and other risk factors detailed from time to time in our filings with the SEC and elsewhere in this prospectus and any accompanying prospectus supplement, as may be updated from time to time by our future filings under the Exchange Act, and elsewhere in the documents incorporated by reference in this prospectus and any accompanying prospectus supplement. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. These forward-looking statements were based on information, plans and estimates at the date of this prospectus or any accompanying prospectus supplement or other document containing the forward-looking statement, and we assume no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes, except as may be required by law.

OUR COMPANY

Addus HomeCare Corporation is a home care services provider operating in three segments: personal care; hospice; and home health. Our services are principally provided in-home under agreements with federal, state and local government agencies, managed care organizations, commercial insurers and private individuals.

Our consumers are predominantly “dual eligible,” meaning they are eligible to receive both Medicare and Medicaid benefits. As of June 30, 2019, we provided our services in 24 states through 162 offices. For the six months ended June 30, 2019 and 2018, we served approximately 50,000 and 48,000 discrete individuals, respectively. Our personal care segment also includes staffing services, with clients including assisted living facilities, nursing homes and hospice facilities. For the years ended December 31, 2018, 2017 and 2016, we served approximately 57,000, 51,000 and 50,000 discrete consumers, respectively. Our personal care segment also includes staffing services, with clients including assisted living facilities, nursing homes and hospice facilities.

We were incorporated in July 2006 in the State of Delaware. We completed our initial public offering in October 2009 and our common stock is listed on the Nasdaq Global Market under the symbol “ADUS.”

Our principal executive offices are located at 6801 Gaylord Parkway, Suite 110, Frisco, Texas 75034. Our telephone number is (469) 535-8200. Our website address is www.addus.com. Other than as described under the caption “Where You Can Find More Information” in this prospectus, the information on, or that can be accessed through, our website is not incorporated by reference in this prospectus or any prospectus supplement, and you should not consider it to be a part of this prospectus or any prospectus supplement. Our website address is included as an inactive textual reference only.

RISK FACTORS

An investment in our securities involves significant risks. You should read and carefully consider the risks and uncertainties and the risk factors set forth in our most recent Annual Report on Form 10-K, our subsequent Quarterly Reports on Form 10-Q and the other information contained in this prospectus, as updated, amended or superseded by our subsequent filings under the Exchange Act, and the risk factors and other information contained in any accompanying prospectus supplement before acquiring any of such securities. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow and might cause you to lose all or part of your investment in the offered securities. Much of the business information, as well as the financial and operational data contained in our risk factors, are updated by our periodic reports filed with the SEC pursuant to the Exchange Act, which are also incorporated by reference into this prospectus. The risks that we discuss in the documents incorporated by reference in this prospectus are those we currently believe may materially affect our Company. Additional risks not presently known to us or that we currently believe are immaterial also may materially and adversely affect our business, financial condition, results of operations and cash flows. Please also refer to the section entitled “Forward-Looking Statements” herein.

USE OF PROCEEDS

Unless otherwise provided in the applicable prospectus supplement to this prospectus used to offer securities registered hereby, we expect to use the net proceeds from any offering of securities by us for general corporate purposes, which may include potential acquisitions, capital expenditures and investments. Pending the application of the net proceeds, except to the extent otherwise provided in the accompanying prospectus supplement, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities. Additional information on the use of net proceeds from the sale of securities that we may offer from time to time by this prospectus may be set forth in the applicable prospectus supplement relating to a particular offering. Unless the applicable prospectus supplement indicates otherwise, we will not receive any of the proceeds from sales of securities by selling stockholders.

DESCRIPTION OF COMMON STOCK

This section describes the general terms of our common stock. A prospectus supplement may provide information that is different from this prospectus. If the information in the prospectus supplement with respect to our common stock being offered differs from this prospectus, you should rely on the information in the prospectus supplement. A copy of our amended and restated certificate of incorporation has been incorporated by reference from our filings with the SEC as an exhibit to the registration statement of which this prospectus forms a part. Our common stock and the rights of the holders of our common stock are subject to the applicable provisions of the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation, and our amended and restated bylaws.

As of August 29, 2019, under our amended and restated certificate of incorporation, we had the authority to issue 40,000,000 shares of common stock, par value $0.001 per share, of which 13,108,135 shares of our common stock were outstanding.

The following description of our common stock, and any description of our common stock in a prospectus supplement, may not be complete and is subject to, and qualified in its entirety by, reference to, the DGCL and the actual terms and provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, each as amended from time to time.

Voting Rights

Each outstanding share of our common stock is entitled to one vote per share of record on all matters submitted to a vote of stockholders. At a meeting of stockholders at which a quorum is present, for all matters other than the election of directors, all questions shall be decided by the vote of the holders of a majority of the outstanding shares of stock entitled to vote thereon present in person or by proxy at the meeting, unless the matter is one upon which a different vote is required by express provision of law or our amended and restated certificate of incorporation or amended and restated bylaws. Directors will be elected by a plurality of the votes of the shares present at a meeting. There is no provision for cumulative voting for the election of directors in our amended and restated certificate of incorporation. This means that the holders of a plurality of the shares voted can elect all of the directors then standing for election.

Dividends

Holders of our common stock are entitled to receive dividends or other distributions when, as, and if declared by our board of directors. The right of our board of directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock, any indebtedness outstanding from time to time and the availability of sufficient funds under the DGCL to pay dividends.

Preemptive Rights

The holders of our common stock do not have preemptive rights to purchase or subscribe for any of our capital stock or other securities.

Redemption

The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of our company, subject to the rights, if any, of the holders of other classes of our capital stock, the holders of shares of our common stock are entitled to receive any of our assets available for distribution to our stockholders ratably in proportion to the number of shares held by them.

Options and Restricted Stock Awards

From time to time, we have issued and expect to continue to issue options and restricted stock awards to certain of our employees, directors and consultants. As of August 29, 2019, we had outstanding (i) stock options to purchase 654,742 shares of our common stock, of which 290,891 shares of common stock were issuable, upon exercise of vested stock options as of that date; and (ii) 150,776 restricted stock awards, of which none were vested as of such date.

Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “ADUS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare, 462 South 4th Street, Louisville, Kentucky 40202.

DESCRIPTION OF PREFERRED STOCK

This section describes the general terms of our preferred stock to which any prospectus supplement may relate. A prospectus supplement will describe the terms relating to any preferred stock to be offered by us in greater detail and may provide information that is different from terms described in this prospectus. If the information in the prospectus supplement with respect to the particular preferred stock being offered differs from this prospectus, you should rely on the information in the prospectus supplement. A copy of our amended and restated certificate of incorporation has been incorporated by reference from our filings with the SEC as an exhibit to the registration statement of which this prospectus forms a part. A certificate of designation or amendment to our amended and restated certificate of incorporation will specify the terms of the preferred stock being offered, and it will be filed or incorporated by reference as an exhibit to the registration statement before the preferred stock is issued. The following description of our preferred stock, and any description of the preferred stock in a prospectus supplement, may not be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the actual terms and provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, each as amended from time to time.

As of September 3, 2019, under our amended and restated certificate of incorporation, we had the authority to issue 10,000,000 shares of preferred stock, par value $0.001 per share, which are issuable in series on terms to be determined by our board of directors. Accordingly, our board of directors is authorized, without action by the stockholders, to issue preferred stock from time to time with such dividend, liquidation, conversion, voting and other rights and restrictions as it may determine. All shares of any one series of our preferred stock will be identical, except that shares of any one series issued at different times may differ as to the dates from which dividends may be cumulative. All series shall provide for other terms as described in the applicable prospectus supplement. As of September 3, 2019, there were no outstanding shares of our preferred stock.

The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control without further action by our stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of our common stock.

Terms of Preferred Stock to Be Offered

Any prospectus supplement offering our preferred stock will furnish the following information with respect to the preferred stock offered by that prospectus supplement:

•	the title and stated value of the preferred stock;

•	the number of shares of preferred stock to be issued and the offering price of the preferred stock;

•	any dividend rights;

•	any dividend rate(s), periods or payment date(s), or method(s) of calculation of dividends applicable to the preferred stock;

•	the date from which distributions on the preferred stock shall accumulate, if applicable;

•	the terms and conditions, if applicable, upon which the preferred stock will be convertible into our common stock, including the conversion price (or manner of calculation thereof);

•	any right to convert the preferred stock into a different type of security;

•	any voting rights attributable to the preferred stock;

•	any rights and preferences upon our liquidation, dissolution or winding up of our affairs;

•	any terms of redemption;

•	the procedures for any auction and remarketing, if any, for the preferred stock;

•	the provisions for a sinking fund, if any, for the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•	a discussion of any material and/or special federal income tax considerations applicable to the preferred stock;

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the relative ranking and preference of the preferred stock as to distribution rights (including whether any liquidation preference as to the preferred stock will be treated as liability for the purposes of determining the availability of assets for distribution to holders of stock ranking junior to the shares of preferred stock as to distribution rights);

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any limitation on issuance of any series of preferred stock ranking senior to or on parity with the series of preferred stock being offered as to distribution rights and rights upon the liquidation, dissolution or winding up of our affairs; and

•	any other specific terms, preference, rights, limitations or restrictions of the preferred stock.

Rank

The rank information of the preferred stock will be indicated in the applicable prospectus supplement.

Distributions

The distribution rights, if any, of the preferred stock will be indicated in the applicable prospectus supplement.

Voting Rights

The voting rights, if any, of the preferred stock will be indicated in the applicable prospectus supplement.

Liquidation Preference

The liquidation preference, if any, of the preferred stock will be indicated in the applicable prospectus supplement.

Conversion Rights

The terms and conditions, if any, upon which shares of any series of preferred stock are convertible into other securities will be set forth in the applicable prospectus supplement. These terms will include the amount and type of security into which the shares of preferred stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of that preferred stock.

Redemption

The redemption information, if any, of the preferred stock will be indicated in the applicable prospectus supplement. No series of preferred stock will receive the benefit of a sinking fund except as set forth in the applicable prospectus supplement.

Registrar and Transfer Agent

The registrar and transfer agent for our preferred stock will be set forth in the applicable prospectus supplement.

If our board of directors decides to issue any preferred stock, it may discourage or make more difficult a merger, tender offer, business combination or proxy contest, assumption of control by a holder of a large block of our securities, or the removal of incumbent management, even if these events were favorable to the interests of stockholders. Our board of directors, without stockholder approval, may issue preferred stock with voting and conversion rights and dividend and liquidation preferences that may adversely affect the holders of our other equity securities.

DESCRIPTION OF WARRANTS

General

We may issue warrants to purchase common stock (which we refer to as common stock warrants) or preferred stock (which we refer to as preferred stock warrants). Any of these warrants may be issued independently or together with any other securities offered by this prospectus and may be attached to or separate from those securities.

While the terms we have summarized below will generally apply to any future warrants we may offer under this prospectus, we will describe the particular terms of any warrants that we may offer in more detail in the applicable prospectus supplement. The terms of any warrants we offer under a prospectus supplement may differ from the terms we describe below.

We may issue the warrants under a warrant agreement, which we will enter into with a warrant agent to be selected by us. Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

We will incorporate by reference into the registration statement of which this prospectus is a part the form of warrant agreement, including a form of warrant certificate, that describes the terms of the series of warrants we are offering before the issuance of the related series of warrants. The following summaries of material provisions of the warrants and the warrant agreements are subject to, and qualified in their entirety by reference to, all the provisions of the warrant agreement applicable to a particular series of warrants. We urge you to read the applicable prospectus supplements related to the warrants that we sell under this prospectus, as well as the complete warrant agreements that contain the terms of the warrants.

We will set forth in the applicable prospectus supplement the terms of the warrants in respect of which this prospectus is being delivered, including, when applicable, the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, number and the terms of the securities purchasable upon exercise of the warrants;

•	the designation and terms of the other securities, if any, with which the warrants are issued and the number of warrants issued with each such security;

•	the date, if any, on and after which the warrants and the related underlying securities will be separately transferable;

•	the price at which each underlying security purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants will commence and the date on which such right will expire;

•	the minimum amount of the warrants that may be exercised at any one time;

•	any information with respect to book-entry procedures;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of such warrants;

•	the terms of any rights to redeem or call, or accelerate the expiration of, the warrants;

•	the U.S. federal income tax consequences of holding or exercising the warrants; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the warrants.

To the extent common stock warrants or preferred stock warrants are subject to any rights to redeem or call, the prospectus supplement will set forth a description of any conversion terms of such warrants, including, but not limited to, (i) whether the right to convert or purchase the securities will be forfeited unless the applicable warrant is exercised before the date set specified in a notice of redemption or call, (ii) the expiration or termination date of the applicable warrant, and (iii) the kinds, frequency and timing of notice of the redemption of call, including the where such notice will be published, as applicable. Unless specified in an applicable prospectus supplement, common stock warrants or preferred stock warrants will be in registered form only.

A holder of warrant certificates may exchange them for new certificates of different denominations, present them for registration of transfer and exercise them at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Until any common stock warrants or preferred stock warrants are exercised, holders of the warrants will not have any rights of holders of the underlying common stock or preferred stock except to the extent set forth under the heading “Warrant Adjustments” below.

Exercise of Warrants

Each warrant will entitle the holder to purchase for cash shares of common stock or preferred stock at the applicable exercise price set forth in, or determined as described in, the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Unless we otherwise specify in the applicable prospectus supplement, warrants may be exercised by delivering to the corporation trust office of the warrant agent or any other officer indicated in the applicable prospectus supplement the warrant certificate properly completed and duly executed and payment of the amount due upon exercise. As soon as practicable following exercise, we will forward the shares of common stock or preferred stock. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or a part of the exercise price for the warrants.

Amendments and Supplements to the Warrant Agreements

We may amend or supplement a warrant agreement without the consent of the holders of the applicable warrants to cure ambiguities in the warrant agreement, to cure or correct a defective provision in the warrant agreement or to provide for other matters under the warrant agreement that we and the warrant agent deem necessary or desirable, so long as, in each case, such amendments or supplements do not materially adversely affect the interests of the holders of the warrants.

Warrant Adjustments

Unless the applicable prospectus supplement states otherwise, the exercise price of, and the number of securities covered by, a common stock warrant or preferred stock warrant will be adjusted proportionately if we subdivide or combine our common stock or preferred stock, as applicable. In addition, unless the prospectus supplement states otherwise, if we, without payment:

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issue capital stock or other securities convertible into or exchangeable for common stock or preferred stock, or any rights to subscribe for, purchase or otherwise acquire any of the foregoing, as a dividend or distribution to holders of our common stock or preferred stock;

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pay any cash to holders of our common stock or preferred stock other than a cash dividend paid out of our current or retained earnings or other than in accordance with the terms of the preferred stock;

•	issue any evidence of our indebtedness or rights to subscribe for or purchase our indebtedness to holders of our common stock or preferred stock; or

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issue common stock or preferred stock or additional stock or other securities or property to holders of our common stock or preferred stock by way of spinoff, split-up, reclassification, combination of shares or similar corporate rearrangement, then the holders of common stock warrants and preferred stock warrants, as applicable, will be entitled to receive upon exercise of the warrants, in addition to the securities otherwise receivable upon exercise of the warrants and without paying any additional consideration, the amount of stock and other securities and property such holders would have been entitled to receive had they held the common stock or preferred stock, as applicable, issuable under the warrants on the dates on which holders of those securities received or became entitled to receive such additional stock and other securities and property.

Except as stated above, the exercise price and number of securities covered by a common stock warrant and preferred stock warrant, and the amounts of other securities or property to be received, if any, upon exercise of those warrants, will not be adjusted or provided for if we issue those securities or any securities convertible into or exchangeable for those securities, or securities carrying the right to purchase those securities or securities convertible into or exchangeable for those securities.

Holders of common stock warrants and preferred stock warrants may have additional rights under the following circumstances:

•	certain reclassification, capital reorganizations or changes of the common stock, or preferred stock, as applicable;

•	certain share exchanges, mergers or similar transactions involving us and which result in changes of the common stock, or preferred stock, as applicable; or

•	certain sales or dispositions to another entity of all or substantially all of our property and assets.

If one of the above transactions occurs and holders of our common stock or preferred stock are entitled to receive stock, securities or other property with respect to or in exchange for their securities, the holders of the common stock warrants and preferred stock warrants, as applicable, will be entitled to receive upon exercise of their warrants the kind and amount of shares of stock and other securities or property that they would have received upon the applicable transaction if they had exercised their warrants immediately before the transaction.

DESCRIPTION OF UNITS

The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the units that we may offer under this prospectus. Units may be offered independently or together with common stock, preferred stock and warrants offered by any prospectus supplement, and may be attached to or separate from those securities. While the terms we have summarized below will generally apply to any future units that we may offer under this prospectus, we will describe the particular terms of any series of units that we may offer in more detail in the applicable prospectus supplement. The terms of any units offered under a prospectus supplement may differ from the terms described below.

We will incorporate by reference from reports that we file with the SEC, the form of unit agreement that describes the terms of the series of units we are offering, and any supplemental agreements, before the issuance of the related series of units. The following summaries of material terms and provisions of the units are subject to, and qualified in their entirety by reference to, all the provisions of the unit agreement applicable to a particular series of units. We urge you to read the applicable prospectus supplements related to the particular series of units that we may offer under this prospectus, as well as any related free writing prospectus and the complete unit agreement and any supplemental agreements that contain the terms of the units.

General

We may issue units consisting of common stock, preferred stock and/or warrants in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each security included in the unit. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time, or at any time before a specified date.

We will describe in the applicable prospectus supplement the terms of the series of units being offered, including:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions of the governing unit agreement that differ from those described below; and

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units, or of the securities comprising the units.

The provisions described in this section, as well as those set forth in any prospectus supplement or as described under “Description of Common Stock,” “Description of Preferred Stock” and “Description of Warrants,” will apply to each unit, as applicable, and to any common stock, preferred stock or warrant included in each unit, as applicable.

Unit Agent

The name and address of the unit agent for any units we offer will be set forth in the applicable prospectus supplement.

Issuance in Series

We may issue units in such amounts and in such numerous distinct series as we determine.

Enforceability of Rights by Holders of Units

Each unit agent will act solely as our agent under the applicable unit agreement and will not assume any obligation or relationship of agency or trust with any holder of any unit. A single bank or trust company may act as unit agent for more than one series of units. A unit agent will have no duty or responsibility in case of any default by us under the applicable unit agreement or unit, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a unit may, without the consent of the related unit agent or the holder of any other unit, enforce by appropriate legal action its rights as holder under any security included in the unit.

Title

We, the unit agent, and any of their agents may treat the registered holder of any unit certificate as an absolute owner of the units evidenced by that certificate for any purposes and as the person entitled to exercise the rights attaching to the units so requested, despite any notice to the contrary.

CERTAIN PROVISIONS OF THE DGCL AND OUR CHARTER AND BYLAWS

The following paragraphs summarize certain provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are on file with the SEC as exhibits to reports previously filed by us. See “Where You Can Find More Information.”

Anti-Takeover Effects

Provisions in our amended and restated certificate of incorporation and bylaws and anti-takeover provisions of the DGCL could discourage, delay or prevent an unsolicited change in control of our company, which could adversely affect the price of our common stock. These provisions may also have the effect of making it more difficult for third parties to replace our current management without the consent of the board of directors.

Staggered Board

Our amended and restated certificate of incorporation and bylaws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of the stockholders entitled to vote at an election for directors of the Corporation, voting as a single class. Any newly created directorship or any vacancy occurring in the Board for any cause may be filled by a majority of the remaining members of the Board, although such majority is less than a quorum, or by the sole remaining director. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Special Meetings of Stockholders; Stockholder Action by Written Consent

Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our amended and restated certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board or our board of directors.

Super-majority stockholder vote required for certain actions.

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. A 66 2/3% vote is required for an amendment to or repeal of, our amended and restated certificate of incorporation by our stockholders, unless such amendment or repeal is declared advisable by the Board by the affirmative vote of at least 75% of the entire Board.

Authorization of undesignated preferred stock

Our amended and restated certificate of incorporation permits our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control).

Provisions of DGCL Governing Business Combinations

In general, we are subject to Section 203 of the DGCL. This section generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner. However, because ECP Helios Partners III, L.P., ECP General III, L.P. and Eos Partners SBIC III, L.P., collectively the Eos Funds, acquired their shares prior to our initial public offering on November 2, 2009, Section 203 is currently inapplicable to any business combination with the Eos Funds or their affiliates. In addition, our amended and restated bylaws require that any stockholder proposals or nominations for election to our board of directors must meet specific advance notice requirements and procedures, which make it more difficult for our stockholders to make proposals or director nominations.

SELLING STOCKHOLDERS

Information about selling stockholders will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC that are incorporated into this prospectus by reference.

PLAN OF DISTRIBUTION

General

We and/or one or more selling stockholders may offer and sell securities in one or more transactions from time to time to or through underwriters, who may act as principals or agents, directly to other purchasers or through agents to other purchasers or through any combination of these methods.

A prospectus supplement relating to a particular offering of securities will include the following information, as applicable:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the securities;

•	the net proceeds to us from the sale of the securities;

•	the use of the net proceeds;

•	any delayed delivery arrangements;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Underwriting Compensation

We and/or one or more selling stockholders may offer these securities to the public through underwriting syndicates represented by managing underwriters or through underwriters without an underwriting syndicate. If underwriters are used for the sale of securities, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including in negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. In connection with any such underwritten sale of securities, underwriters may receive compensation from us or from purchasers for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

If we use an underwriter or underwriters in the sale of particular securities, we will execute an underwriting agreement with those underwriters at the time of sale of those securities. The names of the underwriters will be set forth in the prospectus supplement used by the underwriters to sell those securities. Unless otherwise indicated in the prospectus supplement relating to a particular offering of securities, the obligations of the underwriters to purchase the securities will be subject to customary conditions precedent and the underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased.

Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters under the Securities Act. Any discounts or commissions received by them and any profit realized by them on the resale of securities may be deemed to be underwriting discounts and commissions under the Securities Act.

Indemnification

We may enter agreements under which underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

Related Transactions

Underwriters, dealers and agents who participate in the distribution of securities, and their affiliates, may perform various commercial banking and investment banking services for us from time to time in the ordinary course of business.

Delayed Delivery Contracts

We may authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we must approve these institutions. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

Price Stabilization and Short Positions

If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the SEC may limit the ability of any underwriters to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering (that is, if they sell more securities than are set forth on the cover page of the prospectus supplement) the representatives of the underwriters may reduce that short position by purchasing securities in the open market.

We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Sales by Selling Stockholders

Selling stockholders may use this prospectus in connection with resales of securities they hold as described in the applicable prospectus supplement. The applicable prospectus supplement will identify the selling stockholders, the terms of the securities and any material relationships we have with the selling stockholders. Selling stockholders may be deemed to be underwriters under the Securities Act in connection with the securities they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act. Unless otherwise provided in a prospectus supplement, the selling stockholders will receive all the proceeds from the sale of the securities.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered hereby will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. If the validity of the securities offered hereby in connection with offerings made pursuant to this prospectus are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

Our consolidated financial statements for the fiscal years ended December 31, 2018 and 2017, and the related consolidated financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, and the effectiveness of our internal control over financial reporting as of December 31, 2018, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, which conclude, among other things, that the Company did not maintain effective internal control over financial reporting as of December 31, 2018, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), because of the effects of the material weakness described therein, included therein, which are incorporated herein by reference. Such consolidated financial statements and consolidated financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Our consolidated financial statements for the fiscal year ended December 31, 2016, and the related consolidated financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, have been audited by BDO USA, LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such consolidated financial statements and consolidated financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information contained in documents that we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus is an important part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date that the offering of the securities by means of this prospectus is terminated (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules, including Current Reports on Form 8-K furnished under Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01)):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 18, 2019;

•

our annual Proxy Statement on Schedule 14A relating to our annual meeting of stockholders, filed on April  29, 2019 (with respect to those portions incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2018);

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the SEC on May 9, 2019;

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the SEC on August 8, 2019;

•	our Current Reports on Form 8-K, filed with the SEC on April 8, 2019, April 26, 2019 (as amended on May 10, 2019), June 17, 2019, July 24, 2019, and August 28, 2019; and

•

the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on October 23, 2009, including any amendments or reports filed for the purpose of updating that description.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the information that has been or may be incorporated by reference in this prospectus, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus. Requests for such copies should be directed to us, at the following address:

Addus HomeCare Corporation

6801 Gaylord Parkway, Suite 110

Frisco, TX 75034

Attn: Corporate Secretary

(469) 535-8200

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet website at www.sec.gov that contains periodic and current reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. Information about us is also available at our website at www.addus.com. The information on, or accessible through, our website is not a part of this prospectus or any prospectus supplement.

We are responsible for the information contained and incorporated by reference in this prospectus, in any accompanying prospectus supplement, and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. The securities offered under this prospectus are offered only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities offered hereby.

This prospectus is part of a registration statement that we filed with the SEC, using a “shelf” registration process under the Securities Act relating to the securities to be offered. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. The registration statement, including the exhibits thereto, are available at the SEC’s website at www.sec.gov and on our website at www.addus.com. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

2,500,000 Shares

Common Stock

Prospectus Supplement

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                    , 2019